CONSOLIDATED
FINANCIAL STATEMENTS
(in thousands of United States dollars)
December 31, 2004 and 2003

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Bema Gold Corporation and the information contained in the annual report have been prepared by and are the responsibility of the management of the Company. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciled to United States GAAP as set out in Note 18 and, where appropriate, reflect management’s best estimates and judgements based on currently available information.

The Audit Committee of the Board of Directors, consisting of three independent directors, meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

“Clive T. Johnson”	“Mark Corra”
President and Chief Executive Officer	Vice-President, Finance

March 4, 2005

AUDITORS' REPORT

To the Shareholders of
Bema Gold Corporation

We have audited the consolidated balance sheets of Bema Gold Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, BC, Canada
March 4, 2005

Comments by Auditors for U.S. Readers on Canada –
U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting policies that has a material effect on the comparability of the Company’s financial statements such as the changes described in Note 2 to the financial statements. Our report dated March 4, 2005 is expressed in accordance with Canadian reporting standards, which do not require reference to such changes in accounting policies in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

“PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, BC, Canada
March 4, 2005

BEMA GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(in thousands of United States dollars)

	2004	2003
Assets
Current
Cash and cash equivalents	$87,111	$30,773
Accounts receivable	8,019	5,754
Marketable securities (Note 12)	3,554	3,567
Inventories (Note 4)	16,113	14,932
Other	6,827	4,845
	121,624	59,871
Investments (Note 6)	5,593	2,706
Property, plant and equipment (Note 7)	418,883	304,044
Goodwill (Notes 3 and 5)	–	27,344
Unrealized fair value of derivatives (Notes 2, 11 and 12)	13,761	20,792
Deferred derivative losses (Note 2)	6,718	3,965
Future income tax assets (Note 14)	5,100	–
Other assets (Note 8)	21,374	14,206
	$593,053	$432,928
Liabilities
Current
Accounts payable	$32,250	$23,292
Current portion of long-term debt (Note 9)	3,730	45,864
	35,980	69,156
Unrealized fair value of derivatives (Notes 2, 11 and 12)	49,299	48,382
Long-term debt (Note 9)	129,937	7,084
Future income tax liabilities (Note 14)	24,321	15,320
Asset retirement obligations (Note 2)	17,418	15,380
Other liabilities	664	3,465
Non-controlling interest	2,587	830
	260,206	159,617
Shareholders’ Equity
Capital stock (Note 10)
Authorized
Unlimited number of common shares with no par value
Issued
400,498,902 common shares (2003 – 355,688,190)	557,365	441,309
Value assigned to stock options and share purchase
warrants (Notes 5 and 10)	19,060	14,814
Convertible notes (Note 9)	18,849	–
Deficit	(262,427)	(182,812)
	332,847	273,311
	$593,053	$432,928

Commitments (Notes 7 and 11)

Approved by the Board	“Clive T. Johnson”	Director	“Robert Gayton”	Director

(See accompanying notes to consolidated financial statements)	1

BEMA GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(in thousands of United States dollars, except share and per share amounts)

	2004	2003	2002

Gold revenue	$92,133	$86,817	$36,286

Expenses
Operating costs	85,365	69,110	18,519
Depreciation and depletion	20,231	17,909	12,476
Refugio re-start of operations	6,354	682	334
Julietta warehouse fire loss	2,321	–	–
Other	4,528	2,041	33
Refugio arbitration settlement (Note 7)	–	–	(4,169)

	118,799	89,742	27,193

Mine operating (loss) earnings	(26,666)	(2,925)	9,093

Other expenses (Income)
General and administrative	8,901	7,125	3,821
Interest and financing costs	7,251	6,662	7,759
General exploration	1,593	340	284
Stock-based compensation	4,980	3,147	–
Foreign exchange (gains) losses	3,311	(1,747)	780
Other	(690)	(133)	678

	25,346	15,394	13,322

Loss before taxes and other items	52,012	18,319	4,229

Realized derivative gains, net	(16,895)	(2,362)	–
Unrealized derivative losses, net	6,087	7,481	–
Equity in losses of associated companies	272	94	424
Investment (gains) losses (Note 6)	(1,706)	45	(1,957)
Write-off of goodwill (Notes 3 and 5)	27,344	–	–
Write-down of mineral properties (Note 7)	12,484	720	–

Loss before income taxes	79,598	24,297	2,696

Current income tax (recovery)	(678)	5,024	561
Future income tax (Note 14)	695	1,255	–

Loss for the year	$79,615	$30,576	$3,257

Loss per common share – basic and diluted	$0.22	$0.09	$0.02

Weighted average number of common shares
outstanding (in thousands)	364,788	323,475	220,384

(See accompanying notes to consolidated financial statements)	2

BEMA GOLD CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE YEARS ENDED DECEMBER 31
(in thousands of United States dollars)

	2004	2003	2002

Deficit, beginning of year, as previously reported	$182,812	$152,557	$149,145

Change in accounting policy (Note 2)	–	(321)	(454)

Restated balance, beginning of year	182,812	152,236	148,691

Loss for the year	79,615	30,576	3,257

Charges related to convertible debt	–	–	288

Deficit, end of year	$262,427	$182,812	$152,236

(See accompanying notes to consolidated financial statements)	3

BEMA GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(in thousands of United States dollars)

	2004	2003	2002
Operating activities
Loss for the year	$(79,615)	$(30,576)	$(3,257)
Non-cash charges (credits)
Depreciation and depletion	20,231	17,909	12,476
Amortization of deferred financing costs	1,809	1,707	2,836
Accretion of convertible notes	1,345	–	–
Accretion of asset retirement obligations (Note 2)	1,477	1,340	–
Equity in losses of associated companies	272	94	424
Derivative instruments	5,195	10,565	942
Investment (gains) losses	(1,706)	45	(1,957)
Write-off of goodwill (Notes 3 and 5)	27,344	–	–
Write-down of mineral properties	12,484	720	–
Stock-based compensation	4,980	3,147	–
Future income tax expense	695	1,255	–
Other	2,548	293	1,625
Changes in non-cash working capital (Note 16)	(4,935)	1,629	(2,760)

	(7,876)	8,128	10,329
Financing activities
Common shares issued, net of issue costs (Note 10)	115,130	58,714	35,872
Subsidiary shares issued (Note 6)	3,046	–	1,540
Convertible loan, net of issue costs	66,534	–	–
Kupol bridge financing	46,000	–	–
Julietta project loan repayments	(16,750)	(11,167)	(5,583)
Petrex project loan repayments	(14,870)	(8,000)	–
Refugio loans repayments	–	–	(6,000)
Capital lease repayments	(770)	–	–
Other	(1,950)	(450)	(1,345)

	196,370	39,097	24,484
Investing activities
Petrex Mines	(7,454)	(6,947)	–
Petrex exploration	(1,415)	(646)	–
Julietta Mine and development	(2,432)	(1,441)	(3,731)
Julietta exploration	(6,456)	(2,372)	(1,223)
Refugio exploration and development	(20,019)	(2,981)	(446)
Kupol exploration and development	(82,331)	(35,920)	(8,684)
Acquisition, exploration and development	(7,800)	(6,275)	(2,145)
Arbitration settlement (Note 7)	–	–	5,512
Acquisition of EAGC, net cash acquired
(Note 5)	–	6,742	–
Sale/(purchase) of EAGC special warrants
(Note 5)	–	16,935	(10,000)
Investment purchases	(3,059)	(869)	–
Other	(699)	(108)	(1,475)

	(131,665)	(33,882)	(22,192)

Effect of exchange rate changes on cash
and cash equivalents	(491)	772	(96)

Increase in cash and cash equivalents	56,338	14,115	12,525
Cash and cash equivalents, beginning of year	30,773	16,658	4,133

Cash and cash equivalents, end of year	$87,111	$30,773	$16,658

Supplementary cash flow information (Note 16)

(See accompanying notes to consolidated financial statements)	4

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

1

Summary of significant accounting policies

Bema Gold Corporation (“Bema”), its subsidiary companies and joint ventures (collectively “the Company”) are engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Russia, South Africa and Chile with exploration activities in Canada, Chile, Russia and the United States.

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. As described in Note 18, these principles differ in certain material respects from accounting principles generally accepted in the United States.

The United States dollar is the principal currency of the Company’s business; accordingly, these consolidated financial statements are expressed in United States dollars.

Comparative figures
Certain of the prior years’ comparative figures have been reclassified to conform with the presentation adopted for the current year.

Use of estimates
The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation
 These consolidated financial statements include the accounts of Bema and its subsidiaries and a proportionate share of the assets, liabilities, revenues and expenses of incorporated joint ventures in which the Company has an interest. Joint ventures of the Company include Compania Minera Maricunga (“CMM”) and Compania Minera Casale (“CMC”). Intercompany balances and transactions are eliminated on consolidation.

Cash and cash equivalents
Cash and cash equivalents include all highly liquid money market instruments which have a term to maturity of three months or less at the acquisition date.

Marketable securities
Marketable securities are carried at the lower of cost or quoted market value.

Inventories
Gold inventories are valued at the lower of average production cost or net realizable value. Stock-pile and in-process inventories are valued at the lower of moving average cost or net realizable value. Materials and supplies inventories are valued at the lower of average cost or current replacement cost.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Investments
Investments in companies over which the Company can exercise significant influence are accounted for using the equity method. Other long-term investments are carried at cost unless there is an other than temporary impairment in carrying value, in which case the investment is written down to estimated recoverable value.

Property, plant and equipment
Mine property, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Mine property, plant and machinery are amortized over the life of the mine by the unit-of-production method based on proven and probable reserves and the portion of mineralization expected to be classified as reserves. Mining equipment is depreciated on a straight-line basis, net of residual value, over the estimated useful life of the asset. Prior to commercial production, pre-production expenditures and startup costs, net of revenue, are capitalized to plant and equipment.

Commercial production is deemed to have commenced on the first day of a calendar month following a 30 day period where the mine’s mill facility has processed ore at a minimum of 75% of designed capacity and recoveries are within 75% of projections.

The cost of mineral properties includes direct exploration and development costs including administrative expenses and certain deferred costs that can be directly related to specific projects. Interest and financing costs related to the construction of plant and equipment are capitalized as part of the related plant and equipment cost during the construction phase.

Some of the Company's properties are in the exploration and development stage and have not yet attained commercial production. The ultimate realization of the carrying value of properties in the exploration and development stage is dependent upon the successful development or sale of these properties.

Exploration and associated costs relating to non-specific projects/properties are expensed in the period incurred. Significant property acquisition, exploration and development costs relating to specific properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production.

Property evaluations
The Company reviews and evaluates the recoverability of property, plant and equipment and net smelter royalty interests when events and circumstances suggest an impairment. Estimated future net cash flows, on an undiscounted basis, from each mine and development property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and the portion of mineralization which is expected to become reserves with future drilling); estimated future gold prices (considering historical and current prices, price trends and related factors); and operating capital and reclamation costs. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows on a discounted basis are less than the carrying value.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes could occur in the near-term which may affect the recoverability of property, plant and equipment and net smelter royalty interests.

Revenue recognition
Revenue is recorded at estimated net realizable value when title has passed. Adjustments to these amounts are made after final prices, weights and assays are established. Silver revenues are recorded as a cost recovery. The Company may fix the price it will receive for part or all of its production by entering into forward or option contracts.

Deferred financing costs
Financing costs incurred on issuance of debt are deferred and charged against earnings over the term of the indebtedness except for those amounts capitalized to mineral properties.

Foreign currency translation
The accounts of subsidiaries and associated companies not reporting in U.S. dollars, which are all integrated operations, are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings except for depletion and amortization of plant, property and equipment which are translated at the same rates as the assets to which they relate. Exchange gains and losses are included in income for the year.

Future income taxes
The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

Loss per share
Loss per common share is calculated using the weighted average number of common shares outstanding during each year. Diluted loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period, and that the Company will use these proceeds to purchase its common shares at their average market price during the period.

Goodwill
Acquisitions are accounted for using the purchase method whereby acquired identifiable assets and liabilities are recorded at fair value at the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill and is not amortized. Goodwill is assessed for impairment at least annually and at such times as events or circumstances indicate that an impairment may have occurred.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Deferred stripping costs
Mining costs incurred related to the removal of waste rock at open-pit mines, commonly referred to as “stripping costs”, are generally capitalized under other assets. Amortization, which is calculated using the unit-of-production method, is charged to operating costs, using a stripping ratio calculated as the ratio of total tons of waste rock to be removed to the total tons of ore to be recovered over the life of the open pit. This policy results in the smoothing of these costs over the life of the pit rather than expensing them as incurred. Stripping costs are included in the carrying amount of the Company’s mining properties for the purpose of assessing whether any impairment has occurred.

2	Changes in accounting policies

	(i)	Generally accepted accounting principles
Effective January 1, 2004, the Company adopted CICA 1100, “Generally Accepted Accounting Principles”. This new section describes what constitutes Canadian GAAP and its sources. Adoption of this standard did not have a significant impact on the Company’s results of operations or financial condition.

	(ii)	Asset retirement obligations
Effective January 1, 2003, the Company retroactively adopted CICA 3110, “Asset Retirement Obligations”. This standard focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value (using a present value methodology) and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The related asset is adjusted only as a result of changes in the amount or timing of the underlying cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset; discount accretion is included in determining the results of operations.

The effect of the adoption of CICA 3110 on the balance sheet as at December 31, 2002 resulted in a $1.9 million increase to asset retirement obligations, a $2.2 million increase to property, plant and equipment and a decrease in deficit of $321,000. The effect of the restatement on the statement of operations in 2002 resulted in an increase to depreciation expense of $125,000 and an increase to other operating expenses of $9,000.

The Company’s asset retirement obligations consist primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In determining the estimated costs, the Company considers such factors as changes in laws and regulations and requirements under existing permits. Such analysis is performed on an ongoing basis. In calculating the fair value of the Company’s asset retirement obligations, management used a credit adjusted risk-free rate applicable to each geographic location. Although the ultimate amount to be incurred is uncertain, the total liability for asset retirement obligations is estimated to be approximately $21.2 million at December 31, 2004, on an undiscounted basis. Due to the nature of mine closure plans,

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

cash expenditures are expected to occur over a significant period of time extending to over 10 years in the future.

The following table shows the movement in the liability for asset retirement obligations:

	2004	2003

Balance at beginning of the year	$15,380	$1,802
Impact on adoption of section 3110	–	1,876
Addition resulting from Petrex acquisition (Note 5)	–	10,362
Additions incurred during the year	561	–
Accretion expense	1,477	1,340

Balance at end of the year	$17,418	$15,380

(iii)	Commodity instruments
The Company uses derivative financial instruments including forward and option contracts as required under project loan documents to manage its exposure to fluctuations in the market price of gold. These instruments are intended to reduce or eliminate the risk of falling prices on the Company’s future gold production and changes in the U.S. dollar/rand exchange rates. In addition, the Company enters into interest rate swaps as required under project loan documents in order to reduce the impact of fluctuating interest rates on its long- term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based.

Effective January 1, 2003, the Company prospectively adopted CICA Accounting Guideline 13, “Hedging Relationships” (“AcG 13”), and designated all forward and option contracts and interest rate protection contracts as trading activities for accounting purposes, with subsequent changes in the fair market value of the contracts being recorded as unrealized gains and losses in the statement of operations. In addition, realized gains and losses arising on maturity of these derivative contracts are disclosed separately in the statement of operations.

Prior to January 1, 2003, the Company had accounted for its forward and option contracts using hedge accounting, whereby recognition of the gains and losses on these contracts was deferred and recognized in gold revenue when the related designated production was sold. In addition, the Company had designated its interest rate hedge agreements as cash- flow hedges of the underlying debt. Interest expense on the related payments on its debt was adjusted to include payments made or received under the interest rate swaps.

In accordance with the transitional rules of AcG 13, hedge accounting applied to a hedging relationship in prior periods is not reversed. Gains or losses previously deferred as a result of applying hedge accounting continue to be carried forward for subsequent recognition in income in the same period as the corresponding revenues or expenses associated with the hedged item. As a result, the difference existing as at January 1, 2003 between the market value and the carrying value of the then outstanding derivatives, which amounted to $7,064,000, was deferred and is being netted against gold sales revenue when the designated production is sold. The net remaining balance of the deferred derivative loss

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

related to this transition adjustment totalled approximately $1.2 million as at December 31, 2004 (December 31, 2003 - $4 million).

On January 1, 2004, the Company re-designated its Julietta forward gold sales contracts as “normal sales contracts”. Normal sales contracts include those contracts whose obligations will be met by physical delivery of a company’s production. As a result, any subsequent gains or losses on these forward contracts are being recognized in gold revenue at the earlier of when the related designated production is sold or the contract is closed. In addition, during the first quarter of 2004, CMM entered into a put/call collar (“collars”) hedge program. These collars were designated as hedges at the time. However, in the fourth quarter of 2004, as a result of the delay in production start-up at the Refugio Mine, these collars became ineligible for hedge accounting. Accordingly, commencing in the fourth quarter of 2004, the fair value of these collars ($5.5 million) were recorded on the balance sheet in line with AcG 13 transitional provisions, and changes in the fair value subsequent to this date will be recorded as unrealized mark-to-market adjustments in the statement of operations. Under certain conditions, these collars can be re-designated as hedges in the future.

The following table shows the movement for deferred derivative losses recorded on the consolidated balance sheet:

	2004	2003

Balance at beginning of the year	$3,965	$–
Impact on adoption of AcG 13	–	7,064
Amortized to gold revenue	(2,743)	(3,099)
Mark-to market of CMM put/call collars	5,496	–

Balance at end of the year	$6,718	$3,965

(iv)	Stock-based compensation

Effective January 1, 2003, the Company early adopted CICA 3870 “Stock-based Compensation and Other Stock-based Payments” which requires fair value accounting for all stock options granted in 2003 and in future years. Compensation expense for options granted is determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options. This change in accounting policy was applied prospectively and has increased expenses by approximately $5 million in 2004 (2003 - $3.1 million) to reflect the fair value of stock options, including taking into account their applicable vesting periods, granted in 2004 and 2003.

Prior to 2003, the Company had accounted for all grants of options to employees and directors in accordance with the intrinsic value method. Under this method, no compensation expense was recognized if the exercise price of the stock options that were granted to employees and directors was set at market value on the date of the grant. The granting of stock options to non-employees was required to be accounted for using the fair value method.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

(v)	Flow-through shares

The Company has financed the majority of its Monument Bay exploration activities through the issuance of flow-through shares. Under the terms of the flow-through share subscription agreements, the tax attributes of the qualifying expenditures are renounced to the subscribers and accordingly the Company is not entitled to the related taxable income deductions for such expenditures. The Company’s accounting policy up to March 19, 2004, was that where the Company has sufficient tax loss carry forward balances to offset potential future tax liabilities arising from renunciation of the expenditures, no future tax asset or liability adjustments are reported and no allocation is made to share capital for the tax component renounced to subscribers.

Effective March 19, 2004, the Company prospectively adopted the recommendations of the Emerging Issues Committee (“EIC”) 146, “Flow-through shares”, with respect to the treatment of future income tax assets and liabilities resulting from the issuance of flow- through shares and renunciation of qualifying expenditures. Under this abstract, future income tax liabilities resulting from the renunciation of qualified mineral expenditures are recorded as a reduction in share capital. Any corresponding future income tax benefits resulting from the utilization of prior year losses to offset the temporary differences, arising from renunciations, is reflected as part of the Company’s operating results in the period the expenses are renounced. Adoption of EIC 146 did not have any impact on the Company’s results of operations or financial condition in 2004.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

3	Measurement uncertainty

	(i)	Petrex Mines

The Company has invested a total of $132.8 million in its South African Mining Operations, including the Petrex Mines ($63 million), undeveloped mineral interests ($42.5 million) and goodwill ($27.3 million). The valuation of its Petrex Mines is highly sensitive to assumptions regarding the South African rand /U.S. dollar exchange rates and to the price of gold. As at December 31, 2004, based on management’s assumptions of a long-term gold price of $375 per ounce ($425 per ounce for 2005 and $400 per ounce for 2006) and a rand/U.S. dollar exchange rate of 6.7, 7.0, 7.5, 8.0 for 2005, 2006, 2007 and 2008, respectively, and 8.3 for all subsequent years, the Petrex Mines were not impaired based on the projected undiscounted cash flows of the mines. However, in determining the fair value of the Petrex reporting unit ($133 million), management determined that the goodwill was impaired. As a result, as at December 31, 2004, the Company wrote-off the carrying value of the goodwill in the amount of $27.3 million associated with the Petrex acquisition.

As at December 31, 2004, management also determined that the value assigned to the undeveloped mineral interests ($42.5 million), based on the mineral resource potential of the property, was not impaired and management continues to believe that due to the strength of gold prices and a future potential weakening of the rand, there remains significant unexplored mining potential in its property holdings in South Africa.

The assessments above may be impacted by a decline in the future gold price or by a continuation in the strength of the rand. For example, if a rand/U.S. dollar exchange rate of 7.5 and a gold price of $375 per ounce for all years were used as long range assumptions, then a write-off of the remaining carrying value of the Petrex assets in the amount of $105.5 million would be required.

	(ii)	Julietta Mine

As at December 31, 2004, the Company determined that there was no impairment to the carrying value of the Julietta Mine based on the mine’s updated reserve and resource model. In testing for impairment the Company used 100% of the Julietta Mine reserves and 60% of the resources. The gold price per ounce assumption used was $425 for 2005, $400 for 2006 and $375 for all subsequent years. Although no impairment was determined at this point in time, results could vary significantly depending on the continuing success of the Company’s exploration drill program in converting resources to proven and probable reserves and in replacing its resources. If the Company had used 50% of resources and a valuation on a discounted cash flow basis, a write-down of the carrying value of the Julietta Mine of approximately $10.1 million would have been required. However, due to the number of high quality exploration targets within the mine license area of the Julietta Mine, management believed that a valuation based on a percentage of resources in excess of 50% was warranted, resulting in no impairment. As well as gold price movements, future valuations will be heavily dependent on the success of the ongoing exploration program to locate additional reserves and resources. In the event that additional reserves and resources are not located in the future, the carrying value of the Company’s Julietta Mine may be impaired and such impairment could be material.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

	(iii)	1% net smelter return royalty
Included in other assets is a 1% net smelter return royalty with a carrying value of $6,024,000 (Note 8). This royalty is payable to the Company from Crystallex International Corporation’s (“Crystallex”) share of gold production from its Lo Increible property in Venezuela (after 300,000 ounces of gold have been produced and provided that the quarterly average gold price is greater than $300 per ounce). During 2003, Crystallex had reported that its metallurgical testwork results indicated that the property’s sulphide ore deposit will be difficult to process using a conventional cyanide gold extraction process at Crystallex’s Revemin mill. Crystallex has further reported that it is currently in the process of evaluating the technical and economic viability of constructing a bio-oxidation plant at the Revemin mill, which based on preliminary testwork is a more suitable process for this type of ore. During 2004, Crystallex reported that it intends to upgrade its La Victoria project financial assessment to a pre-feasibility level. The assessment will be used to define the financial viability of the La Victoria project. As a result of the uncertainty surrounding the property’s viability, the carrying value of the 1% net smelter return royalty may differ from that presented in the balance sheet, and such a difference could be material.

4	Inventories

	2004	2003

Gold and silver bullion	$2,784	$3,589
Stock-pile inventory	1,116	1,245
In-process inventories	1,615	1,778
Materials and supplies	10,598	8,320
	$16,113	$14,932

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

5

Acquisition of EAGC Ventures Corp.

On February 14, 2003, pursuant to an arrangement agreement dated November 1, 2002, the Company completed a business combination (the “Arrangement”) whereby the Company acquired all of the issued and outstanding common shares of EAGC Ventures Corp. (“EAGC”), a then TSX Venture Exchange listed company. As a result, the Company acquired 100% of the Petrex mining properties and related assets beneficially owned by Petrex (Proprietary) Limited (“Petrex”) in South Africa which EAGC had purchased on October 24, 2002. Pursuant to the Arrangement, the Company issued (or made available for issue) 62,854,305 common shares in exchange for all of the outstanding common shares of EAGC, and exchanged 25,361,750 share purchase warrants and 1,250,000 stock options of EAGC for a like number of share purchase warrants and stock options of Bema.

On October 24, 2002, EAGC, through a wholly-owned subsidiary, acquired from Petra Mining Limited (“Petmin”), a South African gold mining company the shares of which are listed on the JSE Securities Exchange of South Africa, all of the issued and outstanding shares of Petmin’s wholly-owned subsidiary, Petrex, for aggregate consideration of $66.7 million. Petrex is a private South African holding company that owns all of the issued and outstanding shares of three active subsidiaries involved in the mining and extraction of gold on the East Rand Basin in Gauteng Province, South Africa.

In order to complete the $66.7 million acquisition of Petrex, EAGC arranged a $35 million loan facility and a working capital facility equal to the rand equivalent of $5 million at draw down from a syndicate of banks led by Standard Bank London Limited (“SBL”). In connection with this facility, EAGC issued share purchase warrants to SBL entitling SBL to acquire 1.5 million common shares of EAGC at a price of Cdn.$1.40 per share until October 24, 2007. Concurrent with the closing of the Petrex acquisition, EAGC closed the sale of 47,023,500 special warrants at a price of Cdn.$1.40 per special warrant for gross proceeds of approximately $42 million. Each special warrant was exercisable into one common share of EAGC and one-half share of a share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share of EAGC at a price of Cdn.$1.90 for a period of five years. Under the terms of the Arrangement, Bema acquired 11.2 million of the EAGC special warrants at a cost of $10 million. On February 4, 2003, Bema arranged the private sale of its 11.2 million EAGC special warrants at a price of Cdn.$2.40 per special warrant for gross proceeds of $16.9 million. The resulting gain on disposal of $6.9 million was credited against the purchase price of the Company’s acquisition of EAGC.

The acquisition of EAGC was accounted for using the purchase method with the Company being identified as the acquirer. The results of the operations of EAGC from February 15, 2003 forward are included in these financial statements. The allocation of the total cost of the business combination to the fair value of the net assets acquired is summarized in the table below. The excess of the purchase price over such fair value was recorded as goodwill.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Endeavour Financial Corporation (“Endeavour Financial”) acted as a financial advisor for the Company and EAGC on the Arrangement. A director of Endeavour Financial was also a director of both the Company and EAGC. Pursuant to an advisory agreement between the Company and Endeavour Financial, the Company was required to pay to Endeavour Financial a $100,000 milestone fee upon entering into the Arrangement. In addition, a success fee of 1% and 2% was payable by the Company and by EAGC, respectively, to Endeavour Financial upon closing of the Arrangement, based on the value of the transaction. In June 2003, the Company issued 2,031,528 common shares to Endeavour Financial in satisfaction of the amounts owing to Endeavour Financial relating to the milestone fee and success fees (Note 10(ii)).

Purchase price:
Share consideration	$62,271
Share purchase warrants and stock options	11,645
Acquisition costs	1,543
Gain realized on the sale of EAGC special warrants	(6,935)

68,524

Fair value of net assets acquired:
Cash	6,862
Other current assets	7,822
Unrealized fair value of derivatives	10,569
Petrex Mines	63,073
Purchased undeveloped mineral interests	42,504
Other assets	1,550

132,380
Less:
Current liabilities	23,399
Long-term debt	32,878
Unrealized fair value of derivatives	22,585
Future income tax liability	843
Asset retirement obligations	10,362
Other liabilities	1,133

41,180

Residual purchase price allocated to goodwill	$27,344

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

6	Investments

	2004			2003

	Carrying			Carrying
	value	Market	Ownership	value	Market	Ownership

Investments carried on an
equity basis:
Victoria	$4,136	$14,760	33%	$1,249	$8,038	36%
Other	–	1,106		–	1,086
Investments carried on a cost
basis:
Arizona Star	1,457	11,558	5%	1,457	8,096	5%

	$5,593	$27,424		$2,706	$17,220

Arizona Star Resource Corp.
On December 20, 2004, the Company announced that it intended to make an offer to all Arizona Star Resource Corp. (“Arizona Star”) shareholders to exchange 1.85 common shares of Bema for each Arizona Star share held (including common shares that may become outstanding upon exercise of any stock options), not already owned by Bema. The offer valued Arizona Star at Cdn.$7.01 per common share based on the December 20, 2004 closing prices and represented a premium of 37.9% based on the 20 day weighted average share prices for both companies. As at February 18, 2005, Arizona Star had 41,600,937 common shares outstanding (41,975,937 on a fully diluted basis). Bema currently owns 2,058,220 common shares of Arizona Star representing approximately 5.1% of Arizona Star’s total outstanding common shares. The takeover bid will not be subject to a minimum tender condition but other conditions will apply. Bema’s offer will be made by way of a formal offer and takeover bid circular and will be subject to the detailed terms and conditions thereof.

Consolidated Puma Minerals Corp.
On October 19, 2004, Consolidated Puma Minerals Corp. (“Puma”) completed a brokered private placement consisting of 4 million units at a price of Cdn.$1.00 per unit for gross proceeds of Cdn.$4 million, decreasing Bema’s ownership interest in Puma from 64% to 55%. Bema was a participant in the private placement and acquired 150,000 units of the 4 million units sold. Each unit consisted of one common share and one half of one share purchase warrant. Each whole warrant is exercisable to acquire one additional common share of Puma at a price of Cdn.$1.50 for a two year period.

Included in investment gains in 2004 is a gain of $1.6 million (2003 – nil; 2002 - $1.1 million) which represents the Company’s share of the proceeds received by Puma from the issuance of common shares by Puma to unrelated third parties. At December 31, 2004, the market value of Bema’s investment in Puma was approximately $17 million (2003 - $11 million).

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Victoria Resource Corporation
On August 26, 2004, Victoria Resource Corporation (“Victoria”) closed a non-brokered private placement with Bema, consisting of 2,424,242 units at Cdn.$1.65 per unit for gross proceeds of Cdn.$4 million. The units consisted of one common share and one half of a share purchase warrant. Each whole warrant is exercisable to acquire one additional common share of Victoria at a price of Cdn.$2.25 for a two year period.

On May 2, 2003, Victoria completed a brokered private placement consisting of 12 million units at a price of Cdn.$0.10 per unit for gross proceeds of Cdn.$1.2 million. Bema was a participant in the private placement and acquired 3.9 million units of the 12 million units sold. Each unit consisted of one common share and one share purchase warrant. On September 30, 2003, Bema purchased an additional 3.9 million shares of Victoria upon the exercise of the warrants acquired at a price of Cdn.$0.20 per share.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

7	Property, plant and equipment

	2004	2003

Julietta Mine
Plant and equipment	$28,784	$26,353
Development	72,158	65,402
Accumulated depreciation and depletion	(37,812)	(26,022)

	63,130	65,733

Petrex Mines (Notes 3 and 5)
Plant and equipment	38,727	35,230
Development	36,852	35,437
Accumulated depreciation and depletion	(12,655)	(4,664)

	62,924	66,003

Refugio Mine
Plant and equipment (includes leased assets of $13.6 million in 2004 and
$nil in 2003)	79,990	64,440
Development	67,606	45,094
Accumulated depreciation, depletion and write-down	(83,418)	(82,657)

	64,178	26,877

Petrex undeveloped mineral interests (Notes 3 and 5)	42,504	42,504

Development properties
Aldebaran	20,774	20,774
Yarnell	2,290	10,743

	23,064	31,517

Exploration properties
Kupol	135,245	51,560
Monument Bay	8,799	5,529
Quebrada Seca	9,159	8,874
East Pansky	7,172	3,284
Other	2,272	1,939

	162,647	71,186

Office furniture and equipment	1,134	804
Accumulated depreciation	(698)	(580)

	436	224

	$418,883	$304,044

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Julietta Mine
As with many Russian mineral properties affected by the transitory and uncertain nature of the Russian legal system, there are certain issues relating to the Julietta project which may adversely affect OMGC’s interest. OMGC has taken, and will continue to take, all appropriate steps to protect its interest. Based on the documented support of all levels of the Russian government, including the extension of time for the fulfilment of certain conditions of the Julietta project, management believes that it is unlikely that OMGC’s interest in the project will be negatively impacted.

Refugio Mine
During 2003, the Company and joint venture partner Kinross Gold Corporation (“Kinross”) approved the recommencement of gold operations at the Refugio Mine. Initial capital costs on a 100% basis for the expanded project were estimated at approximately $71 million to repair and replace critical components of the existing infrastructure, increase reliability, improve serviceability and provide a safe and efficient work environment. In addition, care and maintenance costs were estimated at $5.7 million and a new mining fleet was to be purchased and financed through a $30 million capital lease. Completion of construction and recommencement of active mining operations was scheduled for the fourth quarter of 2004, however, delays in engineering and site construction activities have resulted in this date being delayed to the second quarter of 2005. The Company had previously indicated that the initial estimated total costs had increased by approximately 10%, however, with the delay in the recommencement of mine operations to the second quarter of 2005, the estimated total costs are now expected to be higher. The Company expects to be able to provide updated capital cost numbers during the second quarter of 2005.

In May 2002, CMM, the Company’s 50% owned joint venture in Chile, received a favourable ruling, settled by binding arbitration, on its claim against the construction contractor for damages relating to the original construction of the Refugio Mine. The net award to CMM approximated $21 million (Bema’s share - $10.5 million). The Company’s share of the award settlement relating to consequential damages (lost profit) of $4.2 million, net of deferred arbitration costs of $833,000, was credited to operating earnings. The remainder of the award settlement of $4.5 million, net of deferred arbitration costs of $918,000, was credited against the carrying value of the Refugio Mine.

Kupol property
Pursuant to a framework agreement, dated December 5, 2002 and as amended August 7, 2003, between the Company and the Government of Chukotka, an autonomous Okrug (region) in northeast Russia, the Company can acquire up to a 75% interest in the Kupol gold and silver project. The Company can acquire a 75% interest on the following basis: (i) an initial 20% interest by paying $8 million cash (completed) and expending a minimum of $5 million on exploration on the Kupol property by December 2003 (completed); (ii) a further 10% interest by paying $12.5 million in cash within twelve months of the initial payment (completed); (iii) an additional 10% interest by paying $10 million in cash within 24 months of the initial payment (completed) and expending an additional $5 million on exploration during year two of the framework agreement (completed); and (iv) the final 35% interest by completing a bankable feasibility study and by paying $5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the feasibility study (within 90 days of the completion of the feasibility study).

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Within 12 months of completion of the feasibility study, Bema is required to draw down the required financing and commence mine construction subject to certain conditions. Upon commencement of mine construction, the Company must pay a further $5.00 per ounce of gold for 75% of the ounces identified in the proven and probable reserves contained in the feasibility study. The Company has also entered into a finder’s fee agreement with an arm’s length third party pursuant to which it will pay a finder’s fee in the aggregate amount of up to $1.35 million of which $550,000 has been paid by the issuance of 59,748 and 161,455 common shares of the Company in 2004 and 2003, respectively. The finder’s fee is payable in instalments and is linked to the payments required by the Company under the property option agreement. The obligation to pay a finder’s fee survives only as long as the Company continues to make its property payments.

Aldebaran property
On October 26, 1997, Bema and Arizona Star Resource Corp. (“Arizona Star”) entered into an agreement with Placer Dome Inc. (“Placer”) allowing Placer to acquire a 51% interest in the Aldebaran property which hosts the Cerro Casale deposit and an adjacent property in northern Chile. The Aldebaran property is currently owned 51% by Placer, 24% by Bema and 25% by Arizona Star. Under the terms of the January 1998 Shareholders’ Agreement, Placer has the following remaining obligations to complete in order to retain its 51% interest:

  secure up to $1.3 billion of financing for mine construction, including $200 million of equity in the project on behalf of all the partners, within 12 months of metal prices reaching a level that allows for a minimum of 50% third party financing;
  arrange senior project financing for at least 50% of the capital cost and provide a completion guarantee of up to $1.1 billion in respect thereof;
  provide subordinated debt to the extent that the senior project financing is less than $1.1 billion; and
  commence construction of the mine.

Under the terms of the Shareholders’ Agreement, Placer is required to deliver a quarterly certificate stating its determination regarding whether or not the project is financeable under the terms of the Shareholders’ Agreement. On September 28, 2004, the Company, Arizona Star and Placer announced that they had reached an agreement on certain amendments to the Shareholders’ Agreement. In the amendments to the Shareholders’ Agreement, the companies have agreed to certain changes to facilitate financing arrangements for the project and to cause the cash flows to be distributed in a manner consistent with the original intent of the Shareholders’ Agreement. The amendments also provide for the option, at Placer’s election, to fund the senior loans through Placer’s facilities. In return for compensation and as part of the amendments, Placer has agreed to provide support, through the period of the pre-completion guarantee, for metal price hedge contracts required to secure the senior loans. Placer has issued a certificate under the Shareholders’ Agreement indicating it has commenced or is continuing to use reasonable commercial efforts to arrange financing for the project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders’ Agreement. Placer currently has until December 28, 2005 to arrange such financing.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Should financing under the terms of the Shareholders’ Agreement not be available on reasonable commercial terms, the project would revert to non-financeable status. In such case Placer’s interest in the project would remain intact, with obligations under the Shareholders’ Agreement remaining in place. Should financing under the terms of the Shareholders’ Agreement be available on reasonable commercial terms, but Placer elects to no longer seek such financing, then by the terms of the Shareholders’ Agreement its 51% interest will be transferred to the Company and Arizona Star, resulting in Bema owning 49% and Arizona Star 51% of the Aldebaran property.

East Pansky property
Puma can earn up to a 90% interest in the East Pansky property. An initial 72% interest can be earned by providing to the underlying property vendors:

  2 million shares upon closing to cover an initial $300,000 payment (completed);
  $500,000 in cash or shares of Puma (at Puma’s election) within 30 days of completing $2 million in exploration expenditures on the property or May 24, 2004 whichever is earlier (completed);
  $500,000 per year in cash or shares (at Puma’s election) within 30 days of the issuance of a production license and on the anniversary of such date in each subsequent year until a feasibility study is completed;
  pay upon completion of a feasibility study, in cash or shares (at Puma’s election), an amount equal to $3 per ounce of recoverable platinum group element (“PGE”) as per the feasibility study, provided such amount shall not exceed $9 million and shall not be less than $3 million. Payments made under the preceding paragraph are to be deducted from such amounts;
  pay until commencement of commercial production (“CCP”) from the property, $500,000 in cash or shares (at Puma’s election) each year on the anniversary date of the payment referred to in the preceding paragraph until CCP occurs; and
  pay within 6 months of CCP, $5 million in cash or shares (at Puma’s election) less the amounts paid in the preceding paragraph or, alternatively, at Puma’s election, pay $3 million plus an amount equal to a 2% net smelter royalty.

Once the above requirements are met, Puma will have earned an effective 72% interest in the East Pansky property and at any time following CCP will have the further right, but not the obligation, to obtain an additional 18% by granting the underlying property vendor a 2% net smelter return royalty interest from the property.

Monument Bay property
On March 27, 2002, the Company entered into an option agreement to acquire up to a 70% interest in the Monument Bay gold property, located in north eastern Manitoba, from Wolfden Resources Inc. (“Wolfden”). On August 14, 2003, the Company earned its 70% interest in the Monument Bay property by completing all required payments and exploration expenditures. A joint venture has been formed between the Company and Wolfden to further explore the Monument Bay property of which the Company is the operator.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Other
During 2004, due to the continued strength of the rand, management made the decision to phase out the open pit operations at the Petrex Mines by the end of the year as these operations are no longer profitable. As a result, the Company wrote-off the remaining carrying value of Petrex’s open pit operations by $4 million as at December 31, 2004.

On April 30, 2004, the Company entered into a letter agreement giving StrataGold Corporation (“StrataGold”) an option to acquire a 100% interest in the Yarnell gold property. As a result, the carrying value of the Yarnell property was written down by $8.5 million to its estimated recoverable amount. During the second quarter of 2004, StrataGold elected not to exercise its option to acquire the Yarnell property.

8	Other assets

	2004	2003

1% net smelter return royalty (Note 3)	$6,024	$6,024
Refundable value added tax
Russia	6,376	2,396
Chile	336	269
Asset retirement obligation trust fund	2,955	2,046
Deferred financing costs, net of amortization	3,927	1,948
Deferred stripping costs	410	932
Other	1,346	591

	$21,374	$14,206

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

9	Long-term debt

	2004	2003

Convertible notes	$51,974	$–

Kupol project bridge loan facility	46,000	–

Julietta project loan facility
Project Loan Facility	–	12,500
IFC A loan	–	4,250
IFC C loan	1,500	1,500

	1,500	18,250

Petrex project loan facility
Tranche A loan facility	12,130	27,000
Tranche B long-term working capital facility
(50.7 million South African rand)	9,029	7,698

	21,159	34,698

Capital lease obligations	13,034	–

	133,667	52,948

Less: current portion	(3,730)	(45,864)

	$129,937	$7,084

During 2004, interest and financing expense of $7,251,000 (2003 - $6,662,000; 2002 - $7,759,000) included $4,989,000 (2003 - $4,298,000; 2002 - $4,089,000) relating to interest expense on long-term debt, $1,825,000 (2003 - $1,707,000; 2002 - $2,836,000) relating to the amortization of deferred financing costs and $437,000 (2003 - $657,000; 2002 - $834,000) relating to other financing costs. In addition, interest and financing costs capitalized to property, plant and equipment totalled $3,983,000 in 2004 (2003 and 2002 - $nil), consisting of $3,090,000 being capitalized to the development of the Kupol property and $893,000 to the construction of new facilities at the Refugio Mine.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Convertible notes
On February 25, 2004, the Company completed an offering of $70 million senior unsecured convertible notes maturing February 26, 2011 (the “Convertible Notes”). The Convertible Notes were issued at par and bear interest at 3.25% per annum payable on February 26 in each year with the first interest payment due on February 26, 2005 (paid). The conversion price was set at $4.664 per share (“Conversion Price”, subject to adjustment in the event of a change in control). The Conversion Price represents a 37.5% premium above the volume weighted average price, on the American Stock Exchange, of Bema’s share price of $3.392 on the pricing date of February 11, 2004. The maximum number of shares issuable upon conversion based on the established Conversion Price is 15,008,576 shares. The Convertible Notes are redeemable at par on maturity. A commission of 3.5% of the principal amount of the Convertible Notes or $2.45 million was paid with respect to the financing. In addition, the Company paid to Endeavour Financial a financing fee of $525,000 (or 0.75% of the face value of the Convertible Notes) upon closing and incurred other issue costs totalling $491,000. Net proceeds of the financing are being used for the recommencement of gold mining at the Refugio Mine, the continued development of the Kupol property and for general corporate purposes.

The note holder has the right to convert (“Conversion Right”) each Convertible Note held into fully-paid common shares of Bema at any time during the conversion period, beginning on June 26, 2004 and ending on the earlier of: (1) February 15, 2011; and (2) if the Convertible Notes have been called for redemption before the maturity date, the close of the business day which is 10 days before the date fixed for redemption. The number of shares to be delivered upon conversion will be determined by dividing the principal amount of the Convertible Note by the Conversion Price. The note holder also has the right to require the Company to redeem each Convertible Note held on September 25, 2009 at a price equal to 100% of its principal amount together with accrued but unpaid interest.

The Convertible Notes may also be redeemed at the option of Bema at their principal amount together with accrued but unpaid interest to the date fixed for redemption: (1) at any time on or after February 25, 2007, provided that the closing market price of Bema’s shares on the American Stock Exchange on each of not less than 10 trading days in any period of 30 consecutive trading days ending not earlier than the seventh day prior to the date on which the relevant notice of redemption is given by Bema to the note holders shall have exceeded 120% of the Conversion Price in effect on such trading day; or (2) at any time if prior to the date on which the relevant notice of redemption is given by Bema less than 10% in principal amount of the Convertible Notes originally issued remain outstanding.

For accounting purposes, the Convertible Notes contain both a liability component and an equity component being the holder’s conversion right, which have been separately presented in the consolidated balance sheets. The Company has allocated the $70 million face value of the Convertible Notes, to the liability and equity components, proportionately, based on their respective fair values. The fair value of the liability component was determined by discounting the stream of future payments of interest and principal at the estimated prevailing market rate of 7% for a debt instrument of comparable maturity and credit quality but excluding any conversion privilege by the holder. The fair value of the convertible right was measured using the Black-Scholes option pricing model, and was based on a risk free interest rate of 3.69%, an expected life of 7 years, an expected volatility of 50% and a dividend yield rate of nil. As a result, the Company allocated $50.2 million of the gross proceeds received to debt and $19.8 million to equity. Interest is recognized by accreting the liability component of $50.2 million to its

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

face value of $70 million over the term of the Convertible Notes, calculated based on an estimated effective interest rate of 8.85% . For the year ended December 31, 2004, interest pertaining to the accretion of the debt totalled $3.7 million of which $1.3 million was expensed and included as interest and financing expense and $2.4 million was capitalized to property, plant and equipment.

Debt issuance costs totalling approximately $3.5 million have also been allocated between debt and equity components. Issuance costs of approximately $2.5 million relating to the debt component have been deferred (classified as deferred financing costs) and are being amortized over the term of the Convertible Notes. For the year ended December 31, 2004, amortization of these deferred financing costs totalled $425,000 of which $93,000 was expensed and $332,000 was capitalized to property, plant and equipment. Issuance costs of $1 million relating to the equity component have been charged to equity.

Kupol project bridge loan facility
On July 21, 2004, a subsidiary of the Company signed an agreement with Bayerische Hypo-und Vereinsbank AG ("HVB") whereby HVB is providing a $60 million bridge loan facility for the continued development of the Kupol project. As at December 31, 2004, the Company had drawn down $46 million of the $60 million facility. Bema has guaranteed the facility, which matures on July 21, 2006 and is subject to earlier repayment of the facility from a portion of the proceeds of the planned Kupol project construction debt financing, which is expected to be arranged in 2005. Interest is payable at a rate of the London Inter Bank Offered Rate (“LIBOR”) plus 2.5% for the first year of the loan, escalating to LIBOR plus 2.75% in the second year. In addition, as consideration for the facility, the Company paid a $1.35 million arrangement fee to HVB and is paying a commitment fee equal to 1% per annum, payable quarterly, on the undrawn balance of the facility. The facility includes customary covenants for debt financing of this type, including maintenance of certain financial ratios by the Company. In connection with the facility, the Company paid Endeavour Financial a success fee of $225,000. As at December 31, 2004, the Company was not in compliance with two of the historical EBITDA loan covenant ratios with respect to the Kupol loan facility, however the lenders have agreed to waive the requirement for the Company’s compliance with these covenants for the 2004 year-end.

Julietta project loan facility
In September 2000, the Company’s subsidiary OMGC entered into project loan agreements totalling $35 million to be used for the construction of the Julietta Mine located in far eastern Russia. The project loans consisted of a $25 million loan (“Project Loan Facility”) from the HVB Group and SBL (the “Underwriters”) plus an A loan of $8.5 million and a C loan of $1.5 million from the International Finance Corporation (“IFC”), a member of the World Bank Group. In addition, a construction cost overrun protection convertible note facility of $5 million was made available of which $4 million was drawn down. The $4 million convertible note facility was fully converted into 6,917,646 common shares of the Company during 2002 (Note 10(v)).

The Project Loan Facility and the IFC A loan were repayable in six equal semi-annual instalments over a three-year period maturing March 15, 2005. In 2004, the Company fully repaid these loans by making the scheduled $11.2 million instalment payments and also an additional $5.6 million prepayment, six months ahead of schedule. The IFC C loan has a maturity date of September 15, 2005 and an annual interest rate that is the greater of either 13% or 1.5% of OMGC’s EBITDA (net income plus depreciation, amortization, taxes, interest expense and all other non-cash deductions). The IFC C loan cannot be repaid without the

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

consent of IFC (which has not been given) and the loan can be extended at the option of the IFC beyond the September 15, 2005 maturity date.

Petrex project loan facility
On October 24, 2002, to complete the acquisition of Petrex, EAGC arranged a loan facility from a syndicate of banks led by SBL (Note 5). On February 14, 2003, Bema completed the acquisition of EAGC upon reaching agreement with the bank syndicate that collateral for the loan facility would be limited to the Petrex assets and that the Company would not guarantee the repayment of the loan facility.

The loan facility consisted of two tranches, tranche A of $35 million used by EAGC to finance part of its purchase price of Petrex and tranche B equal to the rand equivalent of $5 million at draw down, used to provide a long-term working capital facility to Petrex with respect to the operation and maintenance of its mines. Tranche A and tranche B facilities have a term of six years each and may be prepaid in full or in part at any time without penalty. The tranche A facility is repayable in quarterly instalments beginning six months after closing. Interest on the tranche A advance is 3.5% per annum over US$ LIBOR until the passing of a “capacity test”, following which the interest rate will be reduced to 2.5% over US$ LIBOR. The tranche B facility bears interest at 3.25% per annum over the Johannesburg Inter Bank Offered Rate.

As at December 31, 2003 and 2004, the Company was in breach of several loan covenants ratios. As a result, as at December 31, 2003, the entire outstanding balances of the Petrex project loan facility and the rand denominated working capital facility, totalling $27 million and $7.7 million, respectively, were classified as current liabilities.

During 2004, the Company reached agreement with the Petrex project loan lenders regarding certain amendments to put the loan in good standing. Pursuant to the agreed heads of terms:

  Petrex liquidated 384,096 ounces of its rand denominated gold put option contracts, maturing between October 2005 and December 2008, and also its gold lease swap contracts for cash proceeds of $15.3 million. Of this amount, $11.87 million was used to reduce the tranche A loan balance from $24 million to approximately $12.1 million and $3.4 million was applied against half of the deferred put premium owed relating to the original purchase of the put options.
  All covenant requirements as laid out within the original loan agreement have been waived until after December 31, 2005.
  Under an 18 month capital repayment holiday from September 2004 to December 2005, the scheduled payments of $1 million due in September 2004, $1.5 million due in December 2004 and $5.5 million due in 2005, have been deferred to 2006 and later. The revised repayment schedule is expected to be formally documented within the next few months and is expected to be set at a level dependent upon the cash flows from the Petrex Mines available for debt service.
  Bema will not provide a guarantee of repayment with respect to the Petrex loan facility, but has agreed to fund Petrex’s operating cash shortfalls to a maximum of $5 million (of which $3.3 million has been funded by Bema as at December 31, 2004) and has provided the lenders with a guarantee to cover all of the interest payments for the period up to December 31, 2005 (should cash flow from Petrex be insufficient to make these payments).

As a result of the amendments, the total amount of the Petrex outstanding debt was reclassified from current to a long-term liability as at December 31, 2004.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Capital lease obligations
During 2004, CMM financed the acquisition of its Refugio mining fleet through capital leases having effective interest rates ranging from 5.68% to 6.2% per annum. At December 31, 2004, the Company’s 50% portion of the future minimum lease payments is as follows:

Year ended December 31
2005	$3,005
2006	2,970
2007	2,964
2008	2,957
2009	3,449

15,345
Less imputed interest	(2,311)

Present value of net minimum lease payments	$13,034

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

10	Capital stock

	2004		2003		2002

	Shares	Amount	Shares	Amount	Shares	Amount
	('000’s)		('000’s)		('000’s)

Balance, beginning of year	355,688	$441,309	255,997	$317,494	184,839	$265,080
Issued during the year
For cash, net of costs (i)	35,500	103,493	25,273	51,376	30,207	27,333
For cash on exercise of
warrants	4,878	7,188	4,485	3,182	13,443	7,513
For cash on exercise of
directors’ and employees’
stock options	4,373	4,449	4,886	4,156	2,938	1,026
On acquisition of EAGC
Ventures Corp. (Note 5)	–	–	62,854	62,271	–	–
On conversion of
convertible debt:
Endeavour Financial (ii)	–	–	2,032	2,480	–	–
RCF facilities (iii)	–	–	–	–	12,702	9,000
Convert. debt interest
( iii) and (v)	–	–	–	–	393	227
Orocon (iv)	–	–	–	–	4,150	3,067
Overrun facility (v)	–	–	–	–	6,918	4,000
Other	60	192	161	350	407	248
Transfer of fair value of
stock-based
compensation upon
exercise of stock options	–	734	–	–	–	–

Balance, end of year	400,499	$557,365	355,688	$441,309	255,997	$317,494

(i)	On November 17, 2004, the Company completed a bought deal agreement with a syndicate of underwriters whereby the syndicate purchased 34.25 million common shares of the Company at a price of Cdn.$3.65 per share for gross proceeds of Cdn.$125 million. The Company paid the underwriters a commission equal to 5% of the gross proceeds of the offering. Also, on October 25, 2004, the Company completed a non-brokered flow through private placement and issued 1.25 million flow through shares at a price of Cdn.$4.00 per share for gross proceeds of Cdn.$5 million. Proceeds from this financing are being used for exploration at the high-grade Monument Bay gold property in north eastern Manitoba.

In 2003, the Company completed a private placement of 23 million common shares at a price of Cdn.$3.00 per share for gross proceeds of Cdn.$69 million and also a private placement of 2,272,727 flow-through shares, to fund the Monument Bay 2003 summer exploration program, for gross proceeds of Cdn.$5 million.

On December 3, 2002, the Company completed a private placement of 10,000,000 units at Cdn.$1.60 per unit for gross proceeds of Cdn.$16 million. Each unit consisted of one common share and one-half of a share purchase warrant with each whole warrant exercisable at a price of Cdn.$2.00 per share until June 3, 2004. As at December 31, 2004, all of these warrants had been exercised with the exception of 1,000 warrants which expired unexercised.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

On May 31, 2002, the Company completed a private placement of 16,666,667 units at Cdn.$1.50 per unit for gross proceeds of Cdn.$25 million. Each unit consisted of one common share and one-half of a share purchase warrant with each whole warrant exercisable at a price of Cdn.$2.00 per share until May 31, 2003. Approximately 111,000 of these warrants were exercised in 2002 with the remaining 8.2 million warrants expiring unexercised in 2003.

In February 2002, the Company closed a brokered private placement in which the Company issued a total of 2,301,282 flow-through shares for gross proceeds of Cdn.$1.5 million. In addition, on August 2, 2002, the Company issued 1,238,950 common shares for gross proceeds of Cdn.$2.85 million in connection with a brokered private placement of flow- through shares. These proceeds were used for exploration at the Company’s Monument Bay gold property.

(ii)	In June 2003, the Company issued 1,948,938 and 82,590 common shares to Endeavour Financial upon the exercise of convertible notes, at a conversion price of Cdn.$1.90 per share, for advisory success fees and advisory milestone fees, respectively. These fees were payable in connection with the Arrangement between the Company and EAGC (Note 5).

(iii)	Pursuant to a convertible loan agreement dated July 13, 2000, the Company issued 6,189,472 common shares to Resource Capital Fund L.P. (“RCF”) in 2002 at a conversion price of Cdn.$0.95 per share upon full conversion of a $4 million principal amount convertible loan facility.

Pursuant to a convertible loan agreement dated August 12, 1999, the Company issued 6,512,850 common shares to RCF in 2002 at a conversion price of Cdn.$1.07 per share upon full conversion of a $5 million principal amount convertible loan facility.

(iv)	Pursuant to an agreement dated July 1, 2000, the Company issued a Cdn.$4.8 million convertible promissory note to Orocon Inc. (“Orocon”), the construction contractor of the Julietta Mine, to satisfy certain performance related obligations. On May 2, 2002, the Company issued 4,149,813 common shares to Orocon upon full conversion of the note.

(v)	During 2002, the Company issued 6,917,646 common shares to SBL at a conversion price of Cdn.$0.85 per share pursuant to the conversion of a $4 million principal amount convertible loan facility which was previously drawn down in 2001 for construction cost overrun protection at the Julietta project. In May and June 2002, the Company also issued 392,754 common shares to SBL in payment of interest totalling $227,000 on the overrun facility.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Share purchase warrants outstanding at December 31, 2004 totalled 25,286,650, exercisable at prices ranging from Cdn.$1.40 to Cdn.$1.90 per share and expiring in October 2007 (Note 5).

Bema has a stock option plan for its directors and employees to acquire common shares of Bema at a price determined by the fair market value of the shares at the date of grant. The options currently outstanding are exercisable for a period not to exceed ten years, as the plan allows for a maximum term of 10 years. At December 31, 2004, a total of 10,101,967 common shares remain available for issuance under the stock option plan.

A summary of changes to stock options outstanding is as follows:

		Weighted-
	Number of	average
	outstanding	exercise price
	options	(in Cdn.$)

Outstanding at December 31, 2002	7,955,250	1.09
Granted	12,840,000	1.61
Exercised	(4,889,598)	1.14

Outstanding at December 31, 2003	15,905,652	1.49
Granted	4,570,000	3.99
Exercised	(4,372,894)	1.30
Cancelled	(11,717)	1.49

Outstanding at December 31, 2004	16,091,041	2.25

Stock options outstanding as at December 31, 2004 are as follows:

				Weighted-		Weighted-
	Range of	Number of	Weighted-	average	Number of	average
	exercise price	outstanding	average years	exercise price	exercisable	exercise price
	(in Cdn.$)	options	to expiry	(in Cdn.$)	options	(in Cdn.$)

Granted in 2001	0.31	92,500	1.3	0.31	92,500	0.31
Granted in 2002	1.04	1,242,283	2.3	1.04	1,242,283	1.04
Granted in 2003	1.40 – 5.39	10,211,258	3.3	1.64	7,140,839	1.63
Granted in 2004	3.43 – 4.53	4,545,000	9.0	3.99	2,188,333	4.00
		16,091,041	4.8	2.25	10,663,955	2.03

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

In 2004, an expense of $5 million (2003 - $3.1 million) was charged to operations and credited to shareholders’ equity to reflect the fair value of stock options granted. One-half of the options granted in 2004 vested immediately with the remainder vesting on April 12, 2005. One-third of the options granted in 2003 vested immediately, another one-third vested on May 19, 2004 and the remainder will vest on May 19, 2005. As at December 31, 2004, approximately $1.1 million of the fair value of stock options previously granted remain to be expensed, of which the majority will be expensed in 2005. In 2004, a transfer of $734,000 was made to share capital from the category “value assigned to stock options and share purchase warrants” under shareholders’ equity with respect to exercised stock options.

Prior to 2003, the Company had accounted for all grants of options to employees and directors in accordance with the intrinsic value method. Under this method, no compensation expense was recognized if the exercise price of the stock options that were granted to employees and directors was set at market value on the date of the grant. The following table presents the pro forma loss and basic and diluted loss per share amounts had the Company charged to operations the fair value of stock-based compensation granted to employees and directors in 2002.

2002

Loss per year
As reported	$(3,257)
Pro forma	(3,972)

Basic and diluted loss per share
As reported	$(0.02)
Pro forma	(0.02)

The fair value of the options granted in 2004, 2003 and 2002 was estimated at Cdn.$1.214, Cdn.$0.60 and Cdn.$0.39, respectively, per option at the grant date. The fair value of the options granted has been calculated using the Black-Scholes option-pricing model, based on the following assumptions:

- Risk free interest rate of 3% to 4% per annum
- Expected life of 2 to 3 years
- Expected volatility of 50%
- Dividend yield rate of Nil

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options at date of grant.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

11

Gold and silver commitments

The Company was required by the lenders of the Julietta and Petrex project loan facilities to enter into gold hedge contracts over the life of the loans in order to cover a portion of the value of the mines’ future operating and debt service costs. In addition, the Company may at times enter into gold forward and/or gold and silver option contracts, maturing in the following years, to protect against a decline in future metal prices:

		2005		2006		2007		2008-2012

Gold
Forward contracts (ounces)		38,550		43,350		–		–
Average price per ounce		$341		$319		$–		$–

Dollar denominated -
Put options purchased
$290 strike price (ounces)		26,364		23,790		21,342		38,646
$390 to $422 strike price
(ounces)		49,000		68,000		68,000		38,500

Rand (“ZAR”) denominated -
Put options purchased
(ounces)		103,914		–		–		–
Average price per ounce	ZAR	3,100	ZAR	–	ZAR	–	ZAR	–

Call options sold (ounces)		57,000		59,000		59,000		33,000
Average price per ounce		$467		$464		$464		$466

Contingent forwards sold (maximum)
$320 strike price (ounces)		10,000		–		–		–
$350 strike price (ounces)		34,500		36,000		36,000		132,000

Silver
Forward contracts (ounces)		200,000		–		–		–
Average price per ounce		$6.23		$–		$–		$–

Put options purchased
(ounces)		600,000		600,000		–		–
Average price per ounce		$6.34		$6.34		$–		$–

Call options sold (ounces)		600,000		600,000		–		–
Average price per ounce		$7.65		$7.65		$–		$–

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

With respect to the contingent gold forward contracts (“CFC”) included in the table above, the Company has $320 per ounce CFC that are dependent on the quarterly average gold price commencing from January 1, 2005 to June 30, 2005. If the average spot gold price is above $370 per ounce during the quarter, then the Company is obliged to deliver 5,000 ounces at a price of $320 per ounce. If the average gold price is less than $320 per ounce for the quarter, then no ounces are deliverable. If the average gold price for the quarter falls between $320 and $370 per ounce, then the amount of ounces to be delivered is prorated. For example, at a gold price of $345 per ounce, 2,500 ounces would have to be delivered at a price of $320 per ounce. The Company also has $350 per ounce CFC that are exercisable each month-end evenly throughout the year based on the spot price. The number of ounces deliverable for the month is prorated based on a gold price between $350 and $400 per ounce.

The rand denominated put options, as shown in the table above, provide the Company with some protection against a strengthening South African rand without limiting the Company’s leverage to a rising gold price or a declining rand. For example, at a conversion rate of 5.6153 rand to one U.S. dollar (closing rate at December 31, 2004), the Company will receive $552 per ounce of gold on its rand denominated put options in 2005.

The Company has a floating gold lease rate on 28,500 ounces of the gold forward contracts, included in the table above, assigned to the Julietta Mine. The average forward price reported has been calculated based on an assumed future annual lease rate of 1.5% . The Company has the option to choose the length of each lease rate period on the renewal date and any variance from an annual rate of 1.5% will alter the final price received for the forward contract.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

12

Fair value of financial instruments

At December 31, 2004, marketable securities of $3.6 million (2003 - $3.6 million) had a quoted market value of $13.8 million (2003 - $12.1 million). During 2003 and 2002, the Company recorded investment gains of $45,000 and $902,000, respectively, resulting from the reversal of write-downs in prior years of the carrying value of its marketable securities.

With the adoption of AcG 13 (Note 2), the Company’s gold forward and option contracts are being carried at fair value effective January 1, 2003, except for certain gold forward contracts designated as normal sales contracts and certain silver put/call derivatives entered into since January 1, 2004 which are being hedge accounted. At December 31, 2004 and 2003, the fair values of all of these contracts are as noted below. The fair value of the Company’s convertible notes with a carrying amount of $70.8 million (Note 9), including the equity component, was estimated to be $68.8 million as at December 31, 2004. The fair values of the Company’s other financial instruments approximate carrying values due to the short-term or floating rate nature of these instruments.

	2004		2003
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Option contracts	$13,761	$13,761	$20,792	$20,792

Gold forward and option contracts	(49,299)	(51,489)	(48,272)	(48,272)

Interest rate protection contracts	–	–	(110)	(110)

For gold forward and option contracts, fair value was calculated using spot and forward prices and volatilities. For interest rate protection contracts, fair value was determined using market interest rates.

Financial instruments which subject the Company to market risk and credit risk consist primarily of gold forward and option contracts and cash and cash equivalents. The Company's exposure to credit risk in the event of non-performance by counterparties in connection with its gold forward, option and interest rate contracts is limited to the unrealized gains on outstanding contracts based on current market prices. The Company believes it minimizes its credit risk by monitoring the financial condition of its counterparties and dealing with large, credit worthy institutions.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

13

Related party transactions

A former director, who ceased to be a director of the Company on June 23, 2004, is also a director of Endeavour Capital and is otherwise related to Endeavour Financial, the latter having provided financial consulting services to the Company in 2004, 2003 and 2002 and the former having provided financing to the Company during 2000. In addition, during 2003, one other director of the Company commenced employment with Endeavour Financial. Fees and interest charged on these transactions, which are more fully described in Notes 5, 9 and 10(ii), aggregate $862,000 in 2004, $2,480,000 in 2003 and $976,000 in 2001. In 2004, Endeavour Financial billed the Company for financial consulting services totalling $112,000 (2003 - $133,000; 2002 - $237,000).

In addition to transactions disclosed elsewhere in these financial statements, the Company:

  provided management services, and evaluation and assessment work on resource properties to associated companies managed by Bema totalling $69,000 in 2004 (2003 - $57,000; 2002 - $70,000).

  was billed in 2004 by entities related to directors of Bema for legal and consulting services totalling $122,000 (2003 - $183,000; 2002 - $208,000). As at December 31, 2004, the Company had an accounts payable balance of $5,000 (2003 - $nil) to these entities.

Included in accounts receivable is an amount of $416,000 (Cdn.$500,000) representing a non-interest bearing loan made on September 16, 1998 to the president and a director of the Company that is payable on demand.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

14

Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On acquisition of mineral property interests the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount.

The following sets forth the tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities:

	2004	2003

Deferred tax assets
Operating loss carry-forwards	$37,272	$38,982
Current assets and liabilities	5,824	155
Investments	5,555	3,017
Property, plant and equipment	4,080	1,586
Unrealized fair value of derivative liabilities	13,896	13,219
Asset retirement obligations	5,612	5,994
Other	3,747	3,069

Gross deferred tax assets	75,986	66,022

Valuation allowance
Canada	(18,326)	(15,196)
Chile	(7,936)	(13,355)
Russia	–	–
South Africa	(27,545)	(4,167)
United States	(7,603)	(5,420)

	(61,410)	(38,138)

Net deferred tax assets	14,576	27,884

Deferred tax liabilities
Property, plant and equipment	(25,050)	(32,296)
Unrealized fair value of derivative assets	(4,597)	(7,901)
Other	(4,150)	(3,007)
	(33,797)	(43,204)

Net deferred tax liability	$(19,221)	$(15,320)

The net deferred tax liability is comprised of:
Future income tax assets	5,100	–
Future income tax liabilities	(24,321)	(15,320)

Net deferred tax liability	$(19,221)	$(15,320)

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Non-capital loss carry-forwards for Canadian tax purposes of $31,713,000 expire in the following years unless utilized: 2005 - $3,318,000, 2006 - $3,750,000, 2007 - $1,665,000, 2008 - $3,553,000, 2009 - $5,044,000, 2010 - $7,085,000 and 2011 - $7,298,000. The Company’s portion of accumulated tax loss carry-forwards in South Africa and Chile total approximately $16 million and $79 million, respectively, and have no expiry date. For U.S. income tax purposes, loss carry-forwards of $15.9 million commence to expire in 2005 to 2024 unless utilized.

15

Joint ventures

The Company has included in its accounts the following aggregate amounts in respect of its joint ventures, Compania Minera Maricunga (50%) which holds the Refugio Mine and Compania Minera Casale (24%) which holds the Aldebaran property.

	2004	2003

Balance Sheets
Current assets	$4,180	$2,068
Property, plant and equipment	67,858	30,557
Unrealized fair value of derivative assets	1,814	–
Deferred derivative losses	5,496	–
Future income tax assets	5,100	–
Other assets	900	–
Current liabilities	7,765	538
Unrealized fair value of derivative liabilities	5,462	–
Long-term debt	10,803	–
Other liabilities	184	106
Asset retirement obligations	3,170	3,019

	2004	2003	2002

Statements of Operations
Gross profit from mine operations	$–	$–	$1,500
Arbitration settlement	–	–	4,169
Net earnings (loss) for the year	(2,425)	(973)	3,117

Statements of Cash Flows
Operating activities	(3,839)	75	5,028
Financing activities	(770)	–	(6,902)
Investing activities	(20,019)	(3,037)	5,066

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

16	Supplementary cash flow information

	2004	2003	2002

Changes in non-cash working capital
Accounts receivable	$(5,836)	$(3,632)	$(904)
Inventories	(1,626)	(774)	(3,046)
Accounts payable	2,527	6,035	1,190

	$(4,935)	$1,629	$(2,760)

	2004	2003	2002

Non-cash investing and financing activities:
Common shares issued for shares of
EAGC (Note 5)	$–	$62,271	$–
Fair value of EAGC share purchase
warrants and stock options exchanged (Note 5)	–	11,645	–
Convertible notes issued to Endeavour
Financial for EAGC acquisition and
Julietta financing and settlement thereof
(Note 10)	–	2,480	–
Refugio Mine equipment acquired under
capital leases	13,603	–	–
Convertible note issued to Orocon for
Julietta mine construction and
settlement thereof (Note 10)	–	–	3,067
Common shares issued on conversion of
RCF loan facilities (Note 10)	–	–	9,000
Common shares issued on conversion of
Julietta overrun facility (Note 10)	–	–	4,000
Common shares issued for other non-cash
consideration	192	350	376
Subsidiary’s common shares issued for
non-cash consideration	522	–	421
Accretion of convertible notes and amortization
of deferred financing costs capitalized
to property, plant and equipment	3,093	–	–
Accounts payable relating to mine
construction and property development	5,168	–	2,435
Accrued interest capitalized to notes
receivable from associates	54	53	100
Current income taxes paid	1,148	2,079	561
Interest paid	3,959	4,599	4,810

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

17

Segmented information

The Company has two reportable segments: Gold mining operations and Exploration and development. Gold mining operations consist of the Julietta Mine in Russia which commenced commercial production on December 1, 2001, the Petrex Mines in South Africa, acquired on February 14, 2003, and the Company’s 50% interest in the Refugio Mine in Chile which is expected to restart operations in mid-2005. The Exploration and development segment consists of the Company’s non-producing properties located in Canada, Chile, Russia, South Africa and the United States. The tables below present information about reported segments for the years ended December 31:

	Net income (loss)			Total assets
	2004	2003	2002	2004	2003

Gold mining operations
Julietta	$(11,678)	$(1,517)	$(2,104)	$85,954	$95,704
Petrex	(34,883)	(13,533)	–	118,343	103,928
Refugio	(2,425)	(973)	3,118	95,292	28,952

Exploration and
development
Kupol	–	–	–	184,254	52,759
Other	(11,994)	(1,060)	(284)	52,233	94,469

Unallocated corporate
Cash	–	–	–	15,451	17,656
Marketable securities	–	–	–	3,554	3,567
Notes receivable and
investments	1,434	(139)	1,533	12,742	8,730
General and admin.	(8,901)	(7,125)	(3,821)	–	–
Fair value of
derivatives and
deferred derivative
losses	–	–	–	20,479	24,757
Unrealized derivative
losses	(6,087)	(7,481)	–	–	–
Stock-based
compensation	(4,980)	(3,147)	–	–	–
Other	(101)	4,399	(1,699)	4,751	2,406

Total	$(79,615)	$(30,576)	$(3,257)	$593,053	$432,928

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

	Gold revenue
	2004	2003	2002

Gold
Julietta	$32,645	$39,448	$33,376
Petrex	59,488	47,369	–
Refugio	–	–	2,910
Total	$92,133	$86,817	$36,286

	Capital expenditures
	2004	2003	2002

Gold
Julietta	$8,888	$3,813	$4,954
Petrex	8,869	7,593	–
Refugio	20,019	2,981	446

Exploration and
development
Kupol	82,331	35,920	8,684
Other	7,470	6,093	2,107

Unallocated corporate	330	182	38

Total	$127,907	$56,582	$16,229

The Company’s capital assets are located in the following geographical locations:

	2004	2003

Capital assets at end of year
Canada	$9,548	$5,783
Chile	96,070	58,434
Russia	205,547	120,577
South Africa	105,428	108,507
United States	2,290	10,743

	$418,883	$304,044

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

18

Differences between Canadian and U.S. generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differ in certain material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Material differences between Canadian and U.S. GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

	2004	2003

Consolidated Balance Sheets
Shareholders’ equity
Canadian GAAP	$332,847	$273,311
Depreciation and depletion (ii)(iv)	(15,832)	(17,639)
Investment losses (iii)(v)	(2,903)	(836)
Write-down of Refugio Mine (iv)	(14,737)	(14,737)
Write-down of net smelter royalty (iv)	(4,355)	(4,355)
Write-down of Petrex Mines (iv)	(51,635)	(51,635)
Exploration expenditures (v)	(113,399)	(50,959)
Amortization of undeveloped mineral interests (v)	(10,626)	(10,626)
Unrealized derivative losses (viii)	(2,190)	-
Derivative instruments transition adjustments (viii)	(6,718)	(3,965)
Long-term investments (iii)	10,101	6,639
Marketable securities (iii)	10,215	8,541
Convertible debt (i)	(17,045)	-
Interest and financing costs not capitalized (x)	(1,535)	-
Other	2,221	2,412
U.S. GAAP	$114,409	$136,151

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

	2004	2003	2002

Consolidated Statements of Operations
Net loss for year
Canadian GAAP	$(79,615)	$(30,576)	$(3,257)
Depreciation and depletion (ii)(iv)	1,807	(7,261)	(4,945)
Write-down of Petrex Mines (iv)	–	(51,635)	–
Exploration expenditures (v)	(62,440)	(29,178)	(11,742)
Amortization of undeveloped mineral interests
(v)	–	(10,626)	–
Equity in losses of associated companies (v)	(2,067)	(335)	400
Derivative instruments (viii)	(4,943)	4,094	(10,173)
Dilution loss (gain) (iii)	(1,720)	24	(1,051)
Change in accounting policy (ix)	–	321	133
Convertible debt (i)	1,804	–	(288)
Interest and financing costs not capitalized (x)	(1,535)	–	–
Other	(191)	(110)	(154)
Net loss under U.S. GAAP before
comprehensive income adjustments	(148,900)	(125,282)	(31,077)
Available-for-sale securities (iii)	5,136	8,627	7,209
Derivative instruments (viii)	–	(349)	(98)

Comprehensive loss	$(143,764)	$(117,004)	$(23,966)

Net loss per common share - U.S. GAAP -
basic and diluted	$(0.41)	$(0.39)	$(0.14)

In accordance with U.S. GAAP, certain expenses excluded from the determination of operating loss for Canadian GAAP purposes would be included for U.S. GAAP purposes. Operating loss under U.S. GAAP would be $130.8 million in 2004 (2003 - $105.4 million; 2002 - $11.6 million).

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

	2004		2003
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Consolidated Balance Sheets
Unrealized fair value of
derivatives, net (viii)	$(35,538)	$(37,728)	$(27,590)	$(27,590)
Marketable securities (iii)	3,554	13,769	3,567	12,108
Investments (iii)	5,593	12,791	2,706	8,509
Other assets (iv)	21,374	17,019	14,206	10,042
Property, plant and
equipment (ii)(iv)(v)	418,883	213,340	290,822	147,447
Derivatives transition
adjustments (viii)	6,718	–	3,965	–
Convertible debt equity
component (i)	18,849	–	–	–
Convertible debt (i)	51,974	70,000	–	–

(i)

Convertible debentures
Under U.S. GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the long-term debt and equity components are determined and shown separately with the debt component being accreted over time to its face value by way of a charge to earnings.

(ii)

Depreciation and depletion
Under U.S. GAAP and SEC regulations, depreciation and depletion calculated on the unit-of-production basis are based on proven and probable reserves, whereas under Canadian GAAP, proven and probable reserves and the portion of mineralization expected to be classified as reserves may be used.

(iii)

Marketable securities and investments
Under Canadian GAAP, marketable securities are carried at the lower of cost and market value. Under U.S. GAAP, the Company’s marketable securities are classified as available-for-sale securities. Under Canadian GAAP, investments in the shares of public companies over which the Company does not exercise significant influence are classified as long-term investments and are carried at cost unless there is an other than temporary impairment in value. Under U.S. GAAP, certain investments held by the Company are classified as available-for-sale securities.

Available-for-sale securities are not held principally for the purpose of selling in the near term, and are for U.S. GAAP purposes reported at fair value at the balance sheet date with any holding gains or losses not already reported on the statements of operations reported as a separate component of shareholders’ equity until realized or until an other than temporary decline in value occurs.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Under U.S. GAAP, when the market value of the Company’s equity investment in Victoria Resource Corporation declined below its carrying value, which was other than a temporary impairment in the value of the investment, the unrealized loss was recognized as a charge to income.

Under Canadian GAAP, dilution gains and losses are reported in earnings. Under U.S. GAAP, where a subsidiary issues common stock in exchange for cash and that subsidiary is an exploration stage enterprise, dilution gains arising on the parent company’s change of interest in the subsidiary are credited directly to paid-in capital.

(iv)	Accounting for the impairment of long-lived assets
Under U.S. GAAP up until December 31, 2003, only proven and probable reserves may be used in determining estimated future cash flows, whereas under Canadian GAAP, proven and probable reserves and the portion of mineralization expected to be classified as reserves may be used.

Under U.S. GAAP, a long-lived asset which is impaired must be written down to its fair value. The Company uses future net cash flows, discounted at an appropriate interest rate, to arrive at an estimate of fair value. In the fourth quarter of 2003, the Company wrote down the carrying value of its Petrex Mines by $51.6 million under U.S. GAAP. The Company had in prior years written down the carrying value of its Refugio Mine and a long-term net smelter royalty interest to fair value under U.S. GAAP. Under Canadian GAAP, up until December 31, 2003, impairment of a long-lived asset was measured by writing it down to its undiscounted cash flow value. Effective January 1, 2004, the Company adopted CICA 3063 which harmonizes Canadian and U.S. GAAP by requiring that impaired assets be written down to fair value.

(v)	Exploration expenditures and undeveloped mineral interests
Under U.S. GAAP, exploration costs are expensed as incurred. The Company also includes in equity in losses of associated companies, its share of exploration costs deferred by its equity investees. When proven and probable reserves are determined for a property, subsequent development expenditures incurred on the property are capitalized. Under Canadian GAAP, exploration and associated costs relating to non-specific projects/ properties are expensed in the period incurred. Exploration costs relating to specific properties for which economically recoverable reserves are believed to exist may be deferred until the project to which they relate is sold, abandoned, placed into production or becomes impaired.

Under Canadian GAAP, exploration expenditures of $62.4 million in 2004 (2003 - $29.2 million; 2002 - $11.7 million) are classified as investing activities on the Consolidated Statements of Cash Flows whereas under U.S. GAAP these expenditures would have been classified as operating activities.

Under Canadian GAAP, undeveloped mineral interests acquired on acquisition of subsidiaries are initially recorded at fair value and assessed annually for impairment. When proven and probable reserves and the portion of mineralization expected to be classified as reserves are identified, the carrying value of such interests is amortized to operations on a unit-of-production basis over the life of those reserves. Under U.S. GAAP up to December 31, 2003, the carrying value of undeveloped mineral interests was amortized to operations

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

over the estimated exploration period required to identify proven and probable reserves. Effective January 1, 2004, the Company adopted the provisions of EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. As a result, the Company prospectively changed its accounting policy for amortization of the value assigned to undeveloped mineral property interests, which will now be amortized over proven and probable reserves identified for those properties upon commencement of mining such reserves.

Under Canadian GAAP, property acquisition costs, including property option payments relating to specific properties for which economically recoverable reserves are believed to exist, may be deferred until the property to which they relate is sold, abandoned, placed into production or becomes impaired. Under U.S. GAAP, property acquisition costs are expensed until the results of preliminary exploration activities are analyzed. If such results indicate that a specific property contains sufficient mineralization to indicate a potential for economically recoverable reserves, then future property acquisition costs, including property option payments, are deferred until the property to which they relate is sold, abandoned, placed into production or becomes impaired.

(vi)	Stock-based compensation
Effective January 1, 2003, the Company prospectively adopted CICA 3870 “Stock-based Compensation and Other Stock-based Payments” which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation including stock options.

Under U.S. GAAP, and effective January 1, 2003, the Company elected to adopt fair value accounting for all stock options issued to directors and employees during the year. This harmonized the accounting treatment adopted under U.S. GAAP with Canadian GAAP (see Note 10). The following table presents the pro forma loss and basic and diluted loss per share amounts had the Company charged to operations the fair value of stock-based compensation granted to employees and directors in 2002.

2002

Net loss for the year in accordance with
U.S. GAAP	$(31,077)
Compensatory fair value of options
granted	(834)

Pro forma loss in accordance with
U.S. GAAP	$(31,911)

Pro forma loss per share in accordance
with U.S. GAAP - basic and diluted	$(0.14)

The pro forma stock compensation expense has been determined by reference to a Black-Scholes option-pricing model that takes into account the stock price as of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option. Compensation expense is amortized over the vesting period of the options.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

The calculations applied have assumed that the weighted average expected life of the options is 3 years for 2002, no dividends will be paid, expected volatility as calculated is 50% and a risk free interest rate of 4%.

(vii)	Income tax information
Temporary differences giving rise to significant portions of deferred tax assets and deferred tax liabilities as calculated under Canadian GAAP are presented in Note 14. Under U.S. GAAP, gross deferred tax assets would total $136.9 million, $60.9 million higher than under Canadian GAAP of which $58.5 million relates to property, plant and equipment and $2.4 million relates to other assets. Gross deferred tax liabilities related to available-for-sale securities and property, plant and equipment would be $9 million higher than under Canadian GAAP. Net deferred tax assets, however, would remain unchanged as the increase in gross deferred tax assets would be offset by an equivalent increase in the valuation allowance.

Net loss before income taxes for each of the years presented by geographic segment is as follows:

	2004	2003	2002

Canada	$(19,954)	$(11,105)	$(6,468)
Chile	(8,986)	(1,432)	2,886
Russia	(73,706)	(35,478)	(27,419)
South Africa	(37,704)	(77,137)	–
United States	(8,550)	(130)	(76)

	$(148,900)	$(125,282)	$(31,077)

(viii)	Derivatives and hedging activities
For U.S. GAAP purposes, the Company adopted Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Investment and Hedging Activities” effective January 1, 2001 (“SFAS 133”). SFAS 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the fair value of derivatives are recognized in the earnings of the current period unless specific hedge accounting criteria are met.

For Canadian GAAP, the Company applied CICA AcG 13 effective January 1, 2003 on a prospective basis. For the year ended December 31, 2003, the Company re-designated all derivative contracts as trading activities, with changes in the fair market value of the contracts after January 1, 2003 being recorded as unrealized gains and losses in the statement of operations. Transition deferred charges arising on adoption of AcG 13 under Canadian GAAP are reversed under U.S. GAAP.

For the year ended December 31, 2004, under Canadian GAAP the Company has designated its forward gold sales contracts as normal sales contracts, and designated certain other derivative contracts entered into during the period as hedges of future gold production. Consequently under Canadian GAAP, gains and losses on these contracts are being recognized in earnings when the related gold production occurs. In addition, under

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Canadian GAAP, gains and losses resulting from the mark-to-market adjustment of certain put/ collar derivative contracts that no longer qualified for hedge accounting were deferred and will be amortized to the statement of operations in the period in which the derivative contracts expire. For U.S. GAAP purposes, all derivative contracts continue to be recorded at their fair value with changes in fair value recognized in the statement of operations.

(ix)	Asset retirement obligations
In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement, effective for financial statements issued for fiscal years beginning after June 15, 2002, is substantially consistent with the CICA Handbook Section 3110, “Asset Retirement Obligations”, which is effective for fiscal years beginning on or after January 1, 2004. The Company adopted CICA 3110 for Canadian GAAP purposes and SFAS 143 for U.S. GAAP purposes effective January 1, 2003. Adoption of the standard under U.S. GAAP did not affect the loss per share as presented.

(x)	Capitalized interest and financing costs
For U.S. GAAP purposes, interest and financing costs must be capitalized for all assets that require a period of time to get the assets ready for their intended purposes. The Company has capitalized interest and financing costs based on capital expenditures incurred at specific projects based on a weighted average borrowing rate. For Canadian GAAP, interest and financing costs are capitalized only for those projects for which funds have been borrowed.

(xi)	Other
U.S. GAAP requires investments in incorporated joint ventures to be accounted for using the equity method, while under Canadian GAAP, the accounts of incorporated joint ventures are proportionately consolidated. However, under an accommodation by the SEC, a foreign registrant may continue to follow proportionate consolidation for U.S. GAAP purposes. The Company has taken advantage of the accommodation. Consequently, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under U.S. GAAP. Additional information concerning the Company’s interests in joint ventures is presented in Note 15.

(xii)	Recent accounting pronouncements
In January 2003, the Financial Accounting Standards Board or “FASB” issued Interpretation No. 46, Consolidation of Variable Interest Entities, and an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). FIN 46 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued Interpretation No. 46R (“FIN 46 R”) which supersedes FIN 46 and is effective for all Variable Interest Entities (“VIEs”) created after February 1, 2003 at the end of the first interim or annual reporting period ending December 15, 2003. FIN 46 R is applicable to all VIEs created prior to February 1, 2003 by public entities at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that it has no VIEs.

In March 2004, the Emerging Issues Task Force issued EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets (“EITF 04-02”). The Task Force reached a

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

consensus that mineral rights are tangible assets. In April 2004, the FASB issued FASB Staff Positions (“FSPs”) FAS 141-1 and FAS 142-1, Interaction of FASB Statements No. 141, Business Combinations (“SFAS 141”), and No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), and EITF Issue No. 04-02, Whether Mineral Rights are Tangible or Intangible Assets. The FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus. The FSPs are effective for the first reporting period beginning after April 29, 2004, but earlier adoption is permitted. Effective January 1, 2004, the Company adopted EITF 04-02 and SFAS 141-1 and 142-1, and as a result reclassified undeveloped mineral interests to tangible assets and ceased amortization of those assets effective January 1, 2004 (Note 18(v)).

In March 2004, the EITF issued EITF 04-03, Mining Assets’ Impairment and Business Combinations. EITF 04-03 requires mining companies to consider cash flows to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for reporting periods beginning after March 31, 2004, but earlier adoption is permitted. Effective January 1, 2004, the Company adopted EITF 04-03.

In December 2004, the FASB issued SFAS 153 – Exchanges of Non-Monetary Assets – An amendment of APB 29. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

New accounting pronouncements in Canada
Financial instruments other than trade receivables, trade payables and certain other financial liabilities including long term debt must be recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value are recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designated as being “available for sale” securities, where changes in the fair value are recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are transferred to the operations statement. The result of applying this standard is that income from these investments will be reported in the statement of operations as if the assets were accounted for at historical cost.

These new Canadian standards are effective for fiscal years starting on or after October 1, 2006 and can be adopted earlier but only at the beginning of a financial year and only if the company has not already issued interim financial statements that cover part of the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of the operating results and financial position of Bema Gold Corporation (“Bema”) and its subsidiary companies and joint ventures (collectively the "Company”) for each of the years in the three-year period ended December 31, 2004 was prepared as at March 30, 2005 and should be read in conjunction with the Company’s Consolidated Financial Statements and related Notes for the same periods. All tabular amounts are in thousands of United States dollars unless otherwise stated, except per share and per ounce amounts.

OVERVIEW
Bema Gold Corporation is a Canadian based mining company engaged in the mining and production of gold and the acquisition, exploration, and development of precious metal properties principally in the Russian Federation, South Africa, Chile and Canada.

The Company’s principal assets are: its two operating mines, (the 79% owned Julietta Mine in Russia and the 100% owned Petrex Mines in South Africa), its 50% interest in the Refugio Mine in Chile, expected to recommence production in the second quarter of 2005, its 24% interest in the Cerro Casale deposit, a large undeveloped gold-copper deposit in Chile, and its right to acquire up to a 75% interest (currently a 40% interest is held) in the Kupol project, a large high-grade gold-silver deposit in northeast Russia.

The Company’s growth strategy is to increase production through the advancement of existing development projects and through acquisition. The Company plans to continue to seek exploration and development opportunities that can be readily financed in current market conditions.

RESULTS OF OPERATIONS
The Company’s net loss for the year ended December 31, 2004 was $79.6 million or $0.22 per share compared to a loss of $30.6 million or $0.09 per share in 2003 and a loss of $3.3 million or $0.02 per share in 2002. The increase in the loss in 2004 from the prior year was due mainly to $39.8 million of non-cash charges consisting of $27.3 million relating to the write-down of the Petrex goodwill, $8.5 million relating to the write-down of the Yarnell property and a charge of $4 million relating to the suspension of the open pit operations at the Petrex Mines. Also included in the loss for the year was $6.4 million of Refugio Mine start-up costs expensed prior to the scheduled commencement of production in the second quarter of 2005.

The Company’s mine operating loss in 2004 totalled $26.7 million, of which $22.3 million (excluding a $9.4 million realized gain from rand denominated put options) related to the mine operating loss at the Petrex Mines. Gains from the rand denominated put options are accounted for as non-hedge derivative gains and are excluded from operating earnings.

The 2003 loss was significantly higher than the loss in 2002 due primarily to the high operating costs incurred at Petrex, a non-cash mark-to-market unrealized loss of $7.5 million on all of the

Company’s outstanding gold option and forward contracts and an increase in general and administrative costs resulting from the increased activity due to an improved gold market.

The following is a summary of the Company’s unaudited quarterly results for the last two years:

	2004				2003
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gold revenue	$26,445	$24,852	$21,150	$19,686	$26,716	$23,997	$24,567	$11,537
Mine operating earnings (loss)	$(11,152)	$(4,559)	$(7,782)	$(3,173)	$(1,869)	$1,351	$(600)	$(1,807)
Net earnings (loss)	$(44,649)	$(21,550)	$745	$(14,161)	$(20,152)	$(14,280)	$(4,222)	$8,078
Net earnings (loss) per
common share - basic	$(0.120)	$(0.059)	$0.002	$(0.039)	$(0.057)	$(0.043)	$(0.013)	$0.028
Cash from (to) operations	$(6,203)	$13,636	$(10,757)	$(4,552)	$(2,000)	$8,208	$208	$1,712

Gold revenue
Gold revenue in 2004 increased slightly from 2003 due to the higher average price realized in 2004; this result occurred despite a 5% decrease in the number of gold ounces sold.

Gold revenue increased by 26% at the Petrex Mines compared to a 17% decrease at the Julietta Mine, the latter being affected by a warehouse fire in February that destroyed its entire spare parts inventory. Also in 2004, as contemplated in the Julietta mine plan, the ore mined at the Julietta Mine was of a lower grade than the ore mined in the first two years of operation, resulting in lower gold production.

In 2003, gold revenue and gold ounces sold increased by 139% and 109%, respectively, from 2002 mainly due to the Company’s acquisition of the Petrex Mines in February 2003.

In the third quarter of 2003, the Company adopted CICA Accounting Guideline 13, “Hedging Relationships” (“AcG 13”) effective January 1, 2003, on a prospective basis. Derivative financial instruments that do not qualify for hedge accounting under AcG 13 are required to be marked-to-market with changes in the fair value of the derivative instruments recognized as unrealized gains or losses in the statement of operations.

As a result, effective January 1, 2003, the Company designated all its forward and option contracts, and interest rate protection contracts, as trading activities, with changes in fair market value of the contracts being recorded as unrealized derivative gains and losses in the statement of operations. In addition, realized gains and losses arising on maturity of these derivative contracts were disclosed separately in the statement of operations and are no longer included in gold revenue. Prior to January 1, 2003, the Company had accounted for its forward and option contracts using hedge accounting, whereby gains and losses on forward and option contracts are deferred and recognized in gold sales revenue when the related designated production is sold.

Effective January 1, 2004, the Company re-designated its Julietta gold forward contracts as “normal sales contracts”. Normal sales contracts include those contracts whose obligations will be met by physical delivery of a company’s production. As a result, gains and losses on these forward contracts are recognized in gold sales revenue when the related designated production is sold. If a normal sales contract is closed out prior to its maturity date, any gains and losses on the contract are recognized at that time.

	2004			2003			2002
	Gold Sold	Revenue	Avg. realized	Gold Sold	Revenue	Avg. realized	Gold Sold	Revenue	Avg. realized
	(in ounces)	('000’s)	price/ ounce	(in ounces)	('000’s)	price/ ounce	(in ounces)	('000’s)	price/ ounce

Julietta	86,000	$32,645	$380	116,066	$39,448	$340	107,602	$33,376	$310
Petrex	146,925	59,488	$405	129,457	47,369	$366	-	-
				-	-
Refugio	-	-		-	-		9,981	2,910	$292
	232,925	$92,133	$396	245,523	$86,817	$354	117,583	$36,286	$308

Operations
The Company’s overall gold production decreased by 8% in 2004 due mainly to a 29% decrease in Julietta Mine production offset by an 11% increase at the Petrex Mines. In 2003, gold production increased by 113% due primarily to the acquisition of the Petrex Mines.

	2004			2003			2002
	Gold	Operating	Total	Gold	Operating	Total	Gold	Operating	Total
	production	cash cost	cash cost	production	cash cost	cash cost	production	cash cost	cash cost
	(in ounces)	(per ounce)	(per ounce)	(in ounces)	(per ounce)	(per ounce)	(in ounces)	(per ounce)	(per ounce)

Julietta	83,317	$189	$234	118,145	$111	$148	108,844	$119	$159
Petrex	146,228	$452	$452	132,170	$397	$397	-	-	-
Refugio	-	-	-	-	-	-	8,475	$151	$158
	229,545	$356	$373	250,315	$262	$279	117,319	$121	$159

Operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits. Total cash costs, calculated in accordance with this standard, include operating cash costs, royalties and production taxes.

Julietta Mine
The Julietta Mine had a mine operating loss of $532,000 in 2004 (including a loss of $2.3 million from the Julietta warehouse fire and $2.5 million relating to a loss on gold hedge contracts), compared to mine operating income of $12.5 million in 2003.

In 2004, gold production at the Julietta Mine decreased by 29% and total cash cost per ounce increased by 58% due to a combination of factors. In February 2004, a warehouse fire destroyed most of the spare parts for the underground haulage fleet. This resulted in a high downtime for the equipment and also delays were encountered in reaching some of the high grade stope blocks scheduled for production. In addition, certain high grade stopes did not perform to what the reserve estimate had indicated. In 2004, the ore mined at the Julietta Mine was of a lower grade than the ore mined in the first two years of operation (which was always contemplated in the Julietta mine plan). The lower head grades also resulted in a 34% decrease in silver production.

The Company applies its silver revenue as a credit against operating costs to produce an ounce of gold. The lower ore grade, however, was partially offset by a 12% increase in mill throughput.

Also contributing to the higher operating costs in 2004 was the rapid rise in fuel and freight costs combined with higher than normal maintenance costs for the underground mobile equipment fleet.

In 2003, gold production at the Julietta Mine improved by 8.5% or approximately 9,300 ounces and operating cash cost decreased by 7% compared to 2002.

2002 was the year in which the Julietta Mine completed its first full year of commercial production and while a successful year, results were initially below expectations due to a prolonged ramp up to full production that lasted until April 2002. A variety of issues that were encountered during the ramp up period were resolved during the course of the year. Although the mill achieved budgeted throughput levels during some weeks of operation, the mill was unable to maintain these levels during the first few months of 2002. Processing problems were primarily related to the winter conditions, logistical supply issues and training of mill personnel. Logistical issues were resolved by increasing supplies inventory to an approximate six-month supply, which should be adequate to cover any foreseeable shipping delays. All systems and facilities that were identified as being problematic during the first winter of production were upgraded during the summer construction season, minimizing similar occurrences during the second winter at Julietta.

Petrex Mines
The Petrex Mines incurred a mine operating loss of $18.3 million in 2004 compared to an operating loss of $10.4 million in 2003. Adjusting for the rand denominated put option gains of $9.4 million in 2004 and $5 million in 2003 (which are accounted for as non-hedge derivatives and therefore not included in gold sales revenue); the Petrex Mines would have generated operating losses of $8.9 million and $5.4 million, respectively, in 2004 and 2003. The higher operating costs at Petrex in 2004 was due mainly to the strength of the rand which averaged 6.42 rand to one U.S. dollar in 2004; a strengthening of approximately 13% from the 2003 average of 7.35 rand to the dollar.

Adjusting for the rand denominated put option gains would have reduced the total cash cost per ounce to $388 for 2004 and to $360 per ounce for 2003.

2004 was a year of transition for the Petrex Mines. As the rand continued to strengthen during the first half of the year, and the economic viability of the open pit operations declined, the Petrex operations had to be taken in a new direction. Senior management changes were made at the site and the mine planning was modified to focus solely on underground sources of ore and the suspension of open pit operations.

Plant performance continued to improve throughout the year due to the modifications made in 2003 and the early part of 2004. Recoveries peaked in November 2004 at 95.6% and were consistently above 94% for the last four months of the year.

As a result of changes and improvements implemented during the second quarter of 2004, gold production increased by 36% and operating cost per ounce decreased by 14% in the latter half of 2004. Gold production in the third and fourth quarters established consecutive new production records, as did the monthly production in November and December.

Production improvements during the second half of 2004 were a result of the following changes:

  Senior management changes at Petrex in April, and much more interaction with, and control over, the mining contractors
  Stricter enforcement of mining and safety standards
  Suspension of the open pit operations which were not profitable
  Improved plant performance
  Introducing new mining contractors at several of the shafts
  Implementing improved blasting and mining practices to improve delivered ore grade to the plant
  Increasing production from existing surface sources such as old waste dumps
  Improved spending controls
  Improved analysis of potential mining areas to assure profitability

The Company completed the acquisition of the Petrex Mines on February 14, 2003. Production for the first ten and one-half months from the date of acquisition was 132,170 ounces of gold at a total cash cost of $397 per ounce (based on an exchange rate of 7.35 rand to one U.S. dollar). Total cash cost in 2003 was $100 higher than budget due to the strength of the rand and partially as a result of a delay in the scheduled ramp up of ore production from the open pit operations. Adjusting for the rand denominated gold put option gains would reduce the total cash cost for 2003 to $360 per ounce. The 2003 budget had assumed a rand conversion rate of 10 rand to one U.S. dollar.

Underground mining was close to achieving projections in 2003, but open pit ore production failed to meet projections due to a number of factors. The Snake Road and Van Ryn open pit areas could not be started as originally scheduled due to delays in obtaining the required mining permits. The Gedex pit was closed near the end of 2003 due to a change in rock hardness. The hydraulic rock breakers were no longer able to economically break the required amounts of ore and waste, and conventional drilling and blasting could not be used due to the close proximity of houses. All of these factors contributed to a lower grade material being delivered to the mill, which resulted in lower gold production and higher than forecast cash costs for 2003.

Refugio Mine
The Company owns a 50% interest in the Refugio Mine in Chile through its 50% owned Chilean joint venture, Compania Minera Maricunga (“CMM”). The Refugio Mine, an open pit, heap leach gold mine was placed on care and maintenance in June 2001 due to low gold prices and the requirement for additional capital expenditures. Residual gold production from leaching of the heap pads has continued with 18,596 ounces of gold being recovered during 2004. All revenue from gold recovered since the processing plant recommenced operations in October 2002 have been credited to Refugio care and maintenance costs.

On November 26, 2003, the Company and its joint venture partner in Chile, Kinross Gold Corporation (“Kinross”), approved the recommencement of gold operations at the Refugio Mine. This decision was based on a successful drilling program that resulted in identifying estimated ore reserves sufficient for a mine life in excess of nine years. Initial capital costs on a 100% basis for the expanded project were estimated at approximately $71 million to repair and replace critical components of the existing infrastructure, increase reliability, improve serviceability and provide a safe and efficient work environment. In addition, care and maintenance costs were estimated at $5.7 million and a new mining fleet was to be purchased and financed through a $30 million capital lease. Completion of construction and recommencement of active mining operations was scheduled for the fourth quarter of 2004, however, delays in engineering and site construction activities have resulted in this date being delayed to the second quarter of 2005. The Company had previously indicated that the initial estimated total costs had increased by approximately 10%, however, with the delay in the recommencement of mine operations to the second quarter of 2005, the estimated total costs are now expected to be higher. The Company expects to be able to provide updated capital cost numbers during the second quarter of 2005.

In 2004, the Company’s 50% share of costs at the Refugio Mine relating to the ramp-up for the re-commencement of operations and to the residual leaching operation totalled $6.4 million. These costs include such items as the hiring and training of operations personnel and repairs to the leach pads, ponds and the recovery plant. In 2003, the Company’s share of Refugio care and maintenance costs totalled $682,000 (2002 - $334,000), net of gold revenue.

In 2003, 14,440 ounces of gold (the Company’s share – 7,220 ounces) were recovered at the Refugio Mine whereas in 2002, 25,970 ounces of gold (the Company’s share – 12,985 ounces) were recovered.

Depreciation and depletion
Depreciation expense increased by 13% in 2004 from 2003 despite an 8% decrease in gold production due mainly to an increase in the depreciation charge per ounce of gold produced at the Petrex Mines resulting from a decrease in the Petrex Mines’ proven and probable reserves and the portion of mineralization expected to be classified as reserves.

Depreciation expense increased significantly in 2003 from 2002 due mainly to the increase in gold production from the acquisition of the Petrex Mines.

Loss from Julietta warehouse fire
In 2004, the Company recorded a $2.3 million provision against the insurance claim receivable from the Julietta warehouse fire that occurred in February 2004, of which $1.8 million related to the insurance deductible. The loss from the warehouse fire approximated $4.3 million; however, the Company has insurance for such events and expects to recover approximately $1.9 million from the insurance claim after the payment of the required deductible. In November 2004, the Company received a $711,000 advance payment on the insurance claim. There were no injuries from the fire which was contained to the warehouse building and caused by a faulty heater.

Other
In the fourth quarter of 2003, the Company early adopted CICA 3110, “Asset Retirement Obligations” effective January 1, 2003. CICA 3110 requires that the estimated fair value of liabilities for asset retirement obligations be recognized in the period in which the obligations are incurred. The amount of the liability is subject to re-measurement at each reporting period which differs from the prior practice which involved the accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. In addition, the liability is required to be discounted using net present value methodology and accreted over time through periodic charges to earnings. Accretion and other reclamation / closure costs totalled $2.5 million in 2004 and $1.7 million in 2003, of which $2 million and $1.1 million, respectively, related to the Petrex mine operations.

During the fourth quarter of 2004, the Company wrote-off approximately $337,000 of deferred hypochlorite costs as a result of an adjustment to the amount of recoverable gold expected from the Carbon-in-Column operations at Julietta that was set up to recover gold from the tailings pond.

During the fourth quarter of 2003, the Company recorded a provision for supplies inventory obsolescence at the Petrex Mines totalling $342,000.

Arbitration settlement
On May 15, 2002, binding arbitration ruled in favour of Compania Minera Maricunga (“CMM”), the Company’s 50% owned joint venture in Chile, on claims against the contractor for damages relating to the original construction of the Refugio Mine. The arbitrator concluded that the contractor was negligent in certain aspects of the construction of the mine facilities. The net award to CMM approximated $21 million (Bema’s share - $10.5 million). The Company’s share of the award proceeds, net of the legal and arbitration costs of $1.8 million paid in prior years and deferred for accounting purposes, amounted to $8.7 million. Of the $8.7 million, $4.5 million related to repairs and maintenance and $4.2 million related to consequential damages (loss of profit), which amounts were credited against the carrying value of the Refugio Mine and to operating costs, respectively. On September 17, 2002, CMM received the full and final payment of the arbitration award.

Other expenses (income)
General and administrative
General and administrative expenses increased in 2004 from 2003 primarily due to an overall increase in corporate activity mainly revolving around the Kupol project and the continued buoyancy of the gold market. General and administrative expenses in 2003 increased significantly from prior years due mainly to the increased activities resulting from the improved gold market. Part of the increase was also due to a foreign exchange effect resulting from the translation of the corporate costs denominated in Canadian dollars to U.S. dollars.

Interest and financing costs
Interest expense totalled $5 million in 2004, net of $3.2 million (2003 and 2002 – nil) of interest capitalized to property, plant and equipment, compared to $4.3 million in 2003 and $4.1 million in 2002. The main reasons for the significant increase in interest expense before capitalization from the two previous years were due to the accrued interest of $1.9 million on the liability component of the $70 million of convertible notes and a non-cash charge of $1.8 million pertaining to the accretion of the carrying value of the convertible notes issued in February 2004 (see Note 9 to the Notes to the Consolidated Financial Statements). As required under Canadian accounting principles, the $70 million of convertible notes have been split between their debt and equity components with a value of $50.2 million allocated to debt and an amount of $19.8 million recorded as equity to reflect the estimated fair value of the conversion feature. The debt portion of $50.2 million is being accreted at a rate of 8.85% per annum to its face value of $70 million over the term of the notes which compares to a rate of 3.25% of interest which is payable annually. Of the $3.2 million of interest capitalized in 2004, $890,000 related to interest on the Kupol bridge loan facility and $2.3 million related to interest on the convertible notes ($1.6 million was capitalized to the Kupol property and $716,000 was capitalized to the Refugio Mine).

Interest expense in 2003 remained relatively constant with that of 2002, as the reduced interest due to a lower outstanding principal balance on the Julietta project loans was offset by interest expense incurred on the Petrex Mines project loans.

In 2004, other financing costs, including amortization of deferred financing costs net of capitalization, totalled $2.3 million, relating mostly to the Julietta Mine project loans. During 2004, approximately $738,000 of amortization of financing costs was capitalized to property, plant and equipment.

In 2003, amortization of financing costs of $1.7 million related to the Julietta project loans whereas in 2002, $1.7 million related to the Julietta project loans and $1.1 million related to the Refugio loan. In 2003, other financing costs totalled $657,000 for the on-going administration of the Julietta project loans whereas in 2002, $834,000 of other financing costs included political risk insurance, bank fees and outside consulting.

General exploration
General exploration expense in 2004 increased significantly from prior years mainly due to the increase in exploration reconnaissance activities. The Company expenses grass-roots exploration costs leading up to the evaluation of a property. Exploration costs associated with properties that are acquired or are expected to be acquired are capitalized to property, plant and equipment.

Stock-based compensation
In the fourth quarter of 2003, the Company early adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments” which requires fair value accounting for all stock options granted during the year. The fair value of the options granted is estimated at the date of grant using the Black-Scholes option pricing model and is expensed to operations over the vesting period of the options. As permitted by CICA 3870, the Company applied this change prospectively for new awards granted on or after January 1, 2003. The effect of this change was an additional charge to earnings of $2.9 million in 2003. Prior to the adoption of CICA 3870, only stock option expense relating to non-employees in the amount of $268,000 in 2003 and $99,000 in 2002 was charged to earnings. In 2004, the Company recorded approximately $5 million of stock-based compensation expense, the majority of which related to options granted in 2003 that vested in 2004. As at December 31, 2004, approximately $1.1 million of the fair value of stock options previously granted remains to be expensed, of which the majority will be expensed in 2005.

Foreign exchange (gains) losses
The Company recorded a net foreign exchange loss of $3.3 million in 2004, of which $2.2 million of the loss resulted from the appreciation of the South African rand relative to the U.S. dollar as the rand strengthened from 6.5863 rand to the U.S. dollar at the end of 2003 to 5.6153 rand as at December 31, 2004. Since the Company’s rand denominated monetary liabilities exceeded its rand denominated monetary assets, the weakening U.S. dollar against the South African rand resulted in a foreign exchange loss on translation.

The Company recorded a net foreign exchange gain of $1.7 million in 2003 consisting mainly of a $3 million foreign exchange gain from the Canadian dollar strengthening from Cdn.$1.5776 to one U.S. dollar at the end of 2002 to Cdn.$1.2965 at December 31, 2003. The majority of the Company’s cash balance was in Canadian dollars at the end of 2003 as a result of the Cdn.$69 million private placement financing completed in September 2003. The gain from the Canadian dollar, however, was partially offset by an unrealized foreign exchange loss of $1.3 million from the translation of a working capital loan denominated in South African rand to U.S. dollars. In 2002, the Company recorded a foreign exchange loss of $780,000 relating mainly to Cdn.$25 million received from the equity financing completed in May 2002 as the funds were used during a period in which the Canadian dollar weakened against the U.S. dollar.

Derivative gains and losses
The Company recorded a realized derivative gain of $16.9 million (2003 - $2.4 million) and an unrealized derivative loss of $6.1 million (2003 - $7.5 million) in 2004. The majority of the realized derivative gain arose in September 2004 when the Company agreed to close out most of its rand denominated gold put options maturing after September 2005 as part of an agreement (subject to formal documentation) with Standard Bank London and Bayerische Hypo-und Vereinsbank AG (“HVB”) relating to the restructuring of the Petrex loan facilities. In the fourth quarter of 2004, net proceeds of $15.3 million were realized from the close-out of the rand denominated put options and from gold lease rate swap contracts, of which $3.4 million was applied against the rand put option premium liability and the remaining $11.87 million applied to reduce the outstanding Petrex loan facility from $24 million to approximately $12.1 million as at December 31, 2004 (see Liquidity and Capital Resources section below). The decision to close out some of the put option contracts was based on the Company’s desire to reduce the Petrex debt and on management’s belief that the rand should weaken in the future against the U.S. dollar which would greatly reduce the benefit of the rand denominated gold put options. For example, at a gold price of $420 per ounce and rand exchange rate of 7.4 rand to the U.S. dollar, the put options would have very little value.

The unrealized derivative loss of $6.1 million in 2004 resulted from the mark-to-market adjustment required to be applied to the carrying value of the Company’s derivative instruments that do not qualify for hedge accounting. The unrealized derivative loss was mainly the result of the Petrex contingent forward sales contracts outstanding at December 31, 2004 being marked-to-market as the spot price of gold increased from $416 per ounce at the end of 2003 to $436 per ounce as at December 31, 2004. The contingent forward contracts for Petrex mature over the next eight years and are non-recourse to Bema.

Equity in losses of associated companies
The Company’s equity losses of $272,000 in 2004 (2003 - $94,000) are attributable to the Company’s share of general and administrative expenses incurred by Victoria Resource Corporation whereas the Company’s equity loss of $424,000 in 2002 was due mainly to its share of a Cdn.$1.45 million write-off of several properties in Nevada acquired in 1999 and 2000 by Victoria Resource Corporation.

Investment losses (gains)
In the fourth quarter of 2004, the Company recorded a gain of $1.6 million from the issuance of common shares by its subsidiary, Consolidated Puma Minerals Corp. (“Puma”), to unrelated third parties in connection with a private placement by Puma for proceeds of Cdn.$4 million, which decreased Bema’s ownership interest in Puma from 64% to 55%.

In August 2002, the Company assigned all of its rights to earn up to a 90% interest in the East Pansky platinum-palladium property (“Pansky”), located in the Kola Peninsula of Western Russia, to Puma. In consideration, the Company received 4 million shares of Puma as reimbursement for $641,000 of the Company’s expenditures related to the Pansky property. In addition, the assignment agreement provided for the settlement by Puma of $2,845,000 (Cdn.$4,433,000) of accumulated debt owed to the Company by the issuance to Bema of 13 million Puma common shares. Upon completion of the transaction, the Company’s ownership interest in Puma increased from 33% to 64%. At the time, the Company recorded a $1.1 million dilution gain, representing the Company’s share of the proceeds received by Puma from the issuance of Puma common shares to unrelated third parties. Until August 22, 2002, the Company had accounted for its investment in Puma as an equity investment. Since that date, the results of Puma have been consolidated with those of the Company.

In addition, in 2002 the Company recorded a gain of $901,700 as a result of a reversal of prior write-downs to the original carrying value of the Company’s shares held in International Minerals Corporation.

Write-down of mineral properties
On April 30, 2004, the Company entered into a letter agreement giving StrataGold Corporation (“StrataGold”) an option to acquire a 100% interest in the Yarnell gold property. As a result, the carrying value of the Yarnell property was written-down by $8.5 million to its estimated recoverable amount in the first quarter. In the second quarter of 2004, StrataGold elected not to exercise its option to acquire the Yarnell property.

During 2004, management made the decision to phase out the Petrex open pit operations by the end of the year, as the open pit operations were no longer profitable primarily due to the strength of the South African rand. As a result of the suspension of open pit operations, the Company recorded a write-down of $4 million to the carrying value of the Petrex Mines that related to the net book value of the open pit operations as at December 31, 2004.

During 2003, the carrying value of the Divisadero property, located in El Salvador, was written-off resulting in a charge of $720,000 to the statement of operations.

Write-off of goodwill
The Company has invested a total of $132.8 million in its South African mining operations, including the Petrex Mines ($63 million), undeveloped mineral interests ($42.5 million) and goodwill ($27.3 million). The valuation of its Petrex Mines is highly sensitive to assumptions regarding the South African rand / U.S. dollar exchange rates and to the price of gold. As at December 31, 2004, based on management’s assumptions of a long-term gold price of $375 per ounce ($425 per ounce for 2005 and $400 per ounce for 2006) and a rand/ U.S. dollar exchange rate of 6.7, 7.0, 7.5, 8.0 for 2005, 2006, 2007 and 2008, respectively, and 8.3 for all subsequent years, the Petrex Mines were not impaired based on the projected undiscounted cash flows of the mines. However, in determining the fair value of the Petrex reporting unit ($132.8 million), management determined that the goodwill was impaired. As a result, as at December 31, 2004, the Company wrote-off the carrying value of the goodwill in the amount of $27.3 million associated with the Petrex acquisition.

As at December 31, 2004, management also determined that the value assigned to the undeveloped mineral interests ($42.5 million), based on the mineral resource potential of the property, was not impaired and management continues to believe that due to the strength of gold prices and a future potential weakening of the rand, there remains significant unexplored mining potential in its property holdings in South Africa.

The assessments above may be impacted by a decline in the future gold price or by a continuation in the strength of the rand. For example, if a rand/ U.S. dollar exchange rate of 7.5 and a gold price of $375 per ounce for all years were used as long range assumptions, then a write-off of the remaining carrying value of the Petrex assets in the amount of $105.5 million would be required.

Current and future income taxes
In 2004, the current income tax recovery of $678,000 consisted of a net reversal of $1.4 million relating to a tax provision set up in 2003 with respect to unrealized foreign exchange gains of one of the Company’s foreign subsidiaries; offset by $720,000 of net profits tax on the Julietta Mine operations. Future income taxes of $695,000 is comprised of a future tax expense of $5.8 million, relating to an increase in future income tax liabilities primarily with respect to property, plant and equipment, reduced by a future income tax benefit of $5.1 million relating to a portion of the Company’s share of CMM’s loss carry-forwards.

In 2003, current income taxes of $5 million consisted mainly of a 24% net profits tax on the Julietta Mine operations that totalled $3 million. In addition, the Company had also set up a $2 million and $1.7 million current income tax liability and future income tax liability, respectively, with respect to certain unrealized foreign exchange gains which were reversed in 2004.

CRITICAL ACCOUNTING POLICIES
The Company’s accounting policies are described in Notes 1 and 2 to the Consolidated Financial Statements. Management considers the following policies to be the most critical in understanding the judgements that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

- impairment assessment of the carrying value of property, plant and equipment;
- carrying value of goodwill;
- asset retirement obligations;
- future income tax assets and liabilities;
- depreciation, depletion and amortization; and
- valuation of derivative instruments.

Carrying value of property, plant and equipment
The Company reviews and evaluates the recoverability of the carrying value of property, plant and equipment, including net smelter royalty interests, on a periodic basis. Estimated future net cash flows, on an undiscounted basis, from each mine and development property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and the portion of mineralization expected to be classified as reserves); estimated future gold realization (considering historical and current prices, price trends and related factors); and operating capital and reclamation costs. If it is determined that the future cash flows from a mine or development property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings. The Company has determined that, based on a long-term gold price assumption of $375 per ounce, the total estimated undiscounted future net cash flows from any of the Company’s mines and development properties would not be less than the carrying value of the related long-lived asset. In the impairment calculation as determined under Canadian GAAP, proven and probable reserves, including the portion of mineralization expected to be classified as reserves was used. However, if only proven and probable reserves were to be used, the carrying value of the Petrex Mines would have been written-down in 2003 by $52 million as was required under US GAAP at that time.

As at December 31, 2004, the Company determined that there was no impairment to the carrying value of the Julietta Mine based on the mine’s updated reserve and resource model. In testing for impairment, the Company used 100% of the Julietta Mine’s reserves and 60% of the resources. The gold price per ounce assumption used was $425 for 2005, $400 for 2006 and $375 for all subsequent years. Although no impairment was determined at this point in time, results could vary significantly depending on the continuing success of the Company’s exploration drill program in converting resources to proven and probable reserves and in replacing its resources. If the Company had used 50% of resources and a valuation on a discounted cash flow basis, a write-down of the carrying value of the Julietta Mine of approximately $10.1 million would have been required. However, due to the number of high quality exploration targets within the mine license area of the Julietta Mine, management believed that a valuation based on a percentage of resources in excess of 50% was warranted, resulting in no impairment. As well as gold price movements, future valuations will be heavily dependent on the success of the Company’s ongoing exploration program to locate additional reserves and resources. In the event that additional reserves and resources are not located in the future, the carrying value of the Company’s Julietta Mine may be impaired and such impairment could be material.

Carrying value of goodwill
Acquisitions are accounted for using the purchase method whereby acquired identifiable assets and liabilities are recorded at fair value at the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill and is not amortized. The Company evaluates, at least annually, the carrying amounts of the goodwill to determine whether events or circumstances indicate that an impairment has occurred. In the fourth quarter of 2004, in determining the fair value of the Petrex reporting unit (the Petrex Mines, undeveloped mineral interests and goodwill) management determined that the Petrex goodwill was impaired. As a result, as at December 31, 2004, the Company wrote-off the carrying value of the goodwill in the amount of $27.3 million associated with the Petrex acquisition.

Asset retirement obligations
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgement and estimates are made when estimating the nature and costs associated with asset retirement obligations. Cash outflows relating to the obligations are incurred over periods ranging from 5 to 15 years. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the asset retirement obligations could materially change from period to period due to changes in the underlying assumptions. In addition, the asset retirement obligation relating to the Petrex Mines in South Africa, which is based on management’s best assessment at December 31, 2004, may change significantly as the laws governing the environment in South Africa have not been well defined.

Future tax assets and liabilities
The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax liabilities recorded at the balance sheet date.

Depreciation, depletion and amortization
The Company amortizes its mine property, plant and machinery over the estimated life-of-mine using the unit-of-production method based on proven and probable reserves and the portion of mineralization expected to be classified as reserves. The most significant estimate that affects these accounting policies is the estimation of the reserves. The process of estimating reserves requires significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. Changes in reserve quantities, including changes resulting from gold price and exchange rate assumptions, would cause corresponding changes in amortization expense in periods subsequent to the revision, and could result in an impairment of the carrying value of the property, plant and equipment.

Valuation of derivative instruments
In the third quarter of 2003, the Company adopted CICA Accounting Guideline 13, “Hedging Relationships” (“AcG 13”) effective January 1, 2003, on a prospective basis. Derivative financial instruments that do not qualify for hedge accounting under AcG 13 are required to be marked-to-market with changes in the fair value of the derivative instruments recognized as unrealized gains or losses in the statement of operations.

As a result, effective January 1, 2003, the Company designated all its forward and option contracts, and interest rate protection contracts as trading activities, with changes in fair market value of the contracts being recorded as unrealized derivative gains and losses in the statement of operations. In addition, realized gains and losses arising on maturity of these derivative contracts were disclosed separately in the statement of operations and no longer included in gold revenue. Prior to January 1, 2003, the Company had accounted for its forward and option contracts using hedge accounting, whereby gains and losses on forward and option contracts are deferred and recognized in gold sales revenue when the related designated production is sold.

Effective January 1, 2004, the Company re-designated its gold forward sales contracts as normal sales contracts”. As a result, any subsequent gains and losses on these forward contracts are recognized in gold sales revenue when the related designated production is sold. If a normal sales contract is closed out prior to its maturity date, any gains and losses on the contract are recognized at that time. In addition, during the first quarter of 2004, the Company’s Refugio Mine joint venture in Chile entered into a put/call collar hedge program. These derivatives were designated as hedges at the time. Due to the delay in production start-up at the Refugio Mine until the second quarter of 2005, these collars no longer qualify for hedge accounting.

The Company has derivative contracts that qualify and some that do not qualify for hedge accounting. With respect to the latter, material changes in the mark-to-market value of these derivative contracts could occur at each balance sheet date depending on changes to the spot price of gold.

LIQUIDITY AND CAPITAL RESOURCES
As at December 31, 2004 and 2003, the Company had cash and cash equivalents totalling $87.1 million and $30.8 million, respectively. As at December 31, 2003, the Company also had cash on deposit of $3.3 million that was restricted for use only to pay the principal and interest payments on the Julietta project loans.

The increase in cash in 2004 was due mainly to the proceeds received from a bought deal equity financing completed in the fourth quarter of 2004 for gross proceeds of Cdn.$125 million (see Financing Activities section).

The Company had working capital of $85.6 million as at December 31, 2004 compared to a working capital deficiency of $9.3 million at the end of 2003. The increase in working capital was due partly to the proceeds received from the Cdn.$125 million equity financing in November 2004 and also to the reclassification of the entire outstanding balance of the Petrex Mine loans from current to long-term liabilities in the fourth quarter of 2004 (see Financing Activities).

Operating activities
In 2004, despite positive cash flows of approximately $10.8 million generated from the Julietta Mine, cash used in operations before changes in non-cash working capital was $2.9 million, mainly due to cash of $7.4 million used at the Petrex operations and $6.5 million used for the Refugio Mine start-up costs.

The Company had cash generated from operations before changes in non-cash working capital of $6.5 million in 2003, all of which was from the Julietta Mine as cash flow from the Petrex Mines was negatively impacted by the continued strengthening of the South African rand and by operational inefficiencies throughout the year. Cash flow from the Petrex operations was affected, firstly, by the minor mill modifications that were identified as being necessary in order to increase the mill’s throughput and secondly, in the fourth quarter of 2003, when open pit mining did not ramp up as expected to budgeted levels resulting in lower grade ore being delivered to the mill.

In 2002, the Company achieved its best ever operating performance as cash from operations totalled $10.3 million, mainly due to the significant cash that was generated from the low cost Julietta Mine. The cash generated by the Julietta Mine was sufficient to cover not only the mine’s own operating costs, but also the Company’s general and administrative expense and interest on long-term debt. Also included in cash from operations in 2002 was $5 million from the arbitration settlement with the Refugio Mine construction contractor.

Financing activities
Equity issuances
In November 2004, the Company received net proceeds of approximately Cdn.$118.3 million ($99.6 million) from a bought-deal equity financing involving the issuance and sale of 34.25 million common shares of Bema at a price of Cdn.$3.65 per share. The proceeds from this equity financing are being used to advance the Kupol project in Russia and for general corporate purposes.

Also in the fourth quarter of 2004, the Company completed a non-brokered flow-through private placement for proceeds of Cdn.$5 million by the issuance of 1.25 million flow-through common shares of Bema at a price of Cdn.$4.00 per share. The proceeds from this private placement will be used for exploration at the Monument Bay property in Manitoba. In addition, Consolidated Puma Minerals Corp, a 55% owned subsidiary of Bema, completed a non-brokered private placement for Cdn.$4 million. The funds from this placement will be used for continued drilling at the East Pansky platinum and palladium property in Russia.

On February 25, 2004, the Company completed an offering of $70 million ($66 million net of deferred financing costs) of senior unsecured convertible notes maturing February 26, 2011 (the “Convertible Notes”). The Convertible Notes bear interest at 3.25% per annum payable annually. The Convertible Notes are convertible at the option of the note holders beginning on June 26, 2004 at a conversion price of $4.664 per share. The proceeds from the offering are being used for the recommencement of gold mining at the Refugio Mine in Chile, the continued development of the Kupol property and for general corporate purposes. In connection with this financing, the Company paid to Endeavour Financial Corporation (“Endeavour Financial”) a financing fee of $525,000 or 0.75% of the face value of the Convertible Notes upon closing. A director of Endeavour Financial was also a director of the Company.

During 2004, the Company received proceeds of $7.2 million from the exercise of previously issued share purchase warrants (the majority of which would have expired in the second quarter of 2004) and $4.4 million from the exercise of stock options.

In 2003, the Company received net proceeds of Cdn.$65.6 million from a private placement of 23 million common shares issued at Cdn.$3.00 per share, Cdn.$5 million from a private placement of flow-through shares to fund the Monument Bay 2003 summer exploration program and $7.3 million from the exercise of warrants and stock options.

During 2002, the Company completed two private placements at a price of Cdn.$1.50 and Cdn.$1.60 per unit for gross proceeds of Cdn.$25 million (May) and Cdn.$16 million (December), respectively. The proceeds from the May 2002 offering were used for drilling at the Julietta Mine, potential acquisitions in Russia and working capital purposes, whereas all of the proceeds from the December 2002 offering were designated for general corporate and working capital purposes. In addition, the Company received $8.5 million from the exercise of warrants and options and also completed two brokered private placements of flow-through shares for gross proceeds of Cdn.$4.35 million; the latter being designated for expenditure on exploration at the Company’s Monument Bay property, located in Manitoba, Canada. Furthermore, during the year, the Company issued 24.2 million common shares on conversion of $16.3 million of convertible debt. The shares issued upon the conversion of convertible debt did not result in any additional cash to the Company, but did satisfy a liability of $16.3 million and reduce the related future interest expense that would have been required to service the debt. As at December 31, 2002, all convertible debt instruments were converted and the debt repaid through the issuance of Bema common shares.

Project debt
In July 2004, a subsidiary of the Company signed an agreement for a $60 million bridge loan facility (the “Facility”) with HVB for the continued development of the Kupol project located in north-eastern Russia. Bema has guaranteed the Facility, which will mature in July 2006. Bema intends to repay the Facility from the proceeds of the Kupol project construction financing which is expected to be arranged by mid-2005. As at December 31, 2004, the Company had drawn down $46 million of the Facility and had incurred approximately $1.9 million of financing costs related to this facility. The Facility is secured against the Company’s interest in the Kupol project. As at December 31, 2004, the Company was not in compliance with two of the historical EBITDA (earnings before interest, taxes, depreciation, amortization and all other non-cash deductions) loan covenant ratios with respect to the Facility, however, the lender has agreed to waive the requirement for the Company’s compliance with these covenants for the 2004 year-end.

Petrex was, at December 31, 2003 and 2004, not in compliance with several of its loan covenants relating to forward-looking ratios and net worth requirements. As a result, the entire outstanding balances of the Petrex Mines project loan and rand denominated working capital facility, totalling $27 million and $7.7 million, respectively, at December 31, 2003 were required to be classified as current liabilities in the Company’s financial statements. The Petrex debt facilities are non-recourse to Bema. The Company reached agreement with the Petrex project loan lenders during the fourth quarter of 2004 regarding amendments to put the loans in good standing. The lenders have provided all the necessary waivers for covenant compliance to the end of 2005 and have agreed to defer the loan principal payments of $1 million due in September 2004, $1.5 million due in December 2004 and $5.5 million due in 2005, to 2006 and later. The revised repayment schedule is expected to be formally documented within the next few months and is expected to be set at a level dependent upon the cash flows from the Petrex Mines available for debt service. In return, the Company agreed to fund Petrex’s operating cash shortfalls to a maximum of $5 million (of which $3.3 million had been funded by Bema as at December 31, 2004) and guarantee all debt interest payments to the end of 2005 (should cash flow from Petrex be insufficient to make these payments). As a result, the total amount of the Petrex outstanding debt was reclassified from a current to a long-term liability at December 31, 2004. As part of this agreement, during the third quarter of 2004, Petrex closed out rand denominated gold put option contracts maturing between October 2005 and December 2008 and the gold lease rate swap contracts, for a total cash consideration of $15.3 million. Of this amount, $3.4 million was applied against a deferred premium owed relating to the original purchase of the put options. The remaining $11.87 million was applied to the project loan balance of $24 million outstanding at the time, to reduce the amount outstanding to approximately $12.1 million as at December 31, 2004. By prepaying a portion of the project loan, annual interest expense is expected to be reduced by over $500,000. It is anticipated that a formal agreement will be signed with the lenders over the next several months.

In addition to the $11.87 million prepayment made in the fourth quarter of 2004, Petrex also made the two scheduled principal payments of $1.5 million each in March 2004 and in June 2004.

In 2004, the Company repaid $16.8 million of the Julietta project loans, including a $5.6 million prepayment in September, six months ahead of schedule. The Company had, at December 31, 2004, repaid in its entirety the Julietta project loans with the exception of the $1.5 million International Finance Corporation (“IFC”) C loan. The IFC C loan cannot be repaid without the consent of the lender (which has not been given) and the loan can be extended at the option of the IFC beyond the September 15, 2005 maturity date.

During 2003, the Company made two scheduled payments on the Julietta project loans totalling $11.2 million and three payments on the Petrex project loans totalling $8 million.

In August 2002, the Company made the final $3.5 million payment on the Refugio project loan, employing some of the funds from the Refugio arbitration settlement and, in September 2002, made the first scheduled payment of $5.6 million on the Julietta project loans. In December 2002, the Company repaid to Kinross an amount of $2 million relating to the principal portion of the Refugio joint venture partner loan plus accrued interest of $973,000, again employing funds received from the arbitration settlement.

The following are the Company’s contractual financial obligations as at December 31, 2004:

Contractual obligations	Total	2005	2006	2007	2008	2009	2010+
Long-term debt (1) (3) Capital lease obligations (2) Other long-term obligations	$138,659 15,345 613	$1,500 3,005 613	$5,000 2,970 -	$53,130 2,964 -	- 2,957 -	9,029 3,449 -	$70,000 - -
Total contractual obligations	$154,617	$5,118	$7,970	$56,094	$2,957	$12,478	$70,000

(1)
The $70 million of Convertible Notes have been accounted for as debt instruments on the balance sheet, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature. The debt portion of $50.2 million is being accreted to its face value of $70 million over the term of the notes.

(2)
As at December 31, 2004, the Company’s 50% owned joint venture in Chile had entered into capital leases totalling $26 million (the Company’s share - $13 million) for the Refugio mining fleet. Amounts shown in the table include approximately $2.3 million of interest payable over the term of the leases. When the entire mining fleet is delivered and accepted, the total of all the capital lease agreements entered into by 50% held Compania Minera Maricunga is expected to approximate $34 million.

(3)
In the absence of a formal agreement on a revised repayment schedule for the Petrex project loan, the Company has assumed principal repayments of $5 million in 2006 and $7.1 million in 2007 in accordance with the original repayment schedule. The Petrex rand denominated working capital loan of $9 million (50.7 million rand) is assumed to be repaid in 2009 which is the maximum term of the working capital loan as currently structured.

Investing activities
Capital expenditures	2004	2003	2002

Petrex Mines	$7,454	$6,947	$-
Petrex exploration	$1,415	$646	$-
Julietta Mine	$2,432	$1,441	$3,731
Julietta exploration	$6,456	$2,372	$1,223
Refugio exploration and construction	$20,019	$2,981	$446
Kupol exploration and development	$82,331	$35,920	$8,684
Acquisition, exploration and development	$7,800	$6,275	$2,145

Kupol property
On October 29, 2002, Bema announced that it had entered into a letter of intent representing an agreement in principle to acquire up to a 75% interest in the high grade Kupol gold and silver property in northeast Russia. On December 5, 2002, pursuant to a definitive agreement signed between the Company and the Government of Chukotka (an autonomous Okrug (region) in northern Russia), the Company made an $8 million option payment and was required to incur a minimum of $5 million in exploration expenditures over the next 12 months to earn an initial 20% interest in the property (completed).

To date, the Company has earned a 40% interest in the Kupol property by making aggregate payments of $30.5 million and satisfying exploration expenditure requirements totalling $10 million. The Company can earn its remaining 35% interest by completing a bankable feasibility study and by paying $5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the feasibility study (within 90 days of the completion of the feasibility study).

Upon commencement of mine construction, the Company will pay a further $5.00 per ounce of gold for 75% of the ounces identified in the proven and probable reserves contained in the feasibility study. The Company has been actively exploring the Kupol property and is fast tracking the project towards a planned 2008 commencement of production, subject to completion of feasibility studies, permitting and arrangement of the required financing.

In May 2004, the Company completed a Preliminary Economic Assessment (PEA) on the Kupol property which indicated on a preliminary basis that the property can be developed as a high grade, low cost gold and silver mine with robust project economics. The PEA was the beginning of the planning process for conducting mining and milling operations at Kupol.

During 2004, the Company incurred approximately $82.3 million of expenditures relating to the Kupol property, of which approximately $23.6 million was incurred on exploration and feasibility drilling, $4.1 million on feasibility engineering and approximately $44.6 million on development work. Included in the 2004 expenditures was a $10 million payment to the Government of Chukotka relating to the acquisition of an additional 10% interest in the property (current total interest acquired - 40%) made in December 2004.

The 2004 exploration and development program at Kupol commenced in May and included 52,817 metres drilled in 308 holes to explore the property further and conduct infill and reserve definition drilling. The infill drilling in 2004 has resulted in a 230% increase in contained gold ounces and a 273% increase in contained silver ounces in the indicated mineral resource category over the 2003 resource estimate (published in February 2004). The resource estimate also confirms the large, high grade nature of the Kupol project. The deposit remains open to the north, at depth in the north and to the south. In addition, several parallel structures remain untested. The new indicated resource estimates are 6.4 million tonnes at a grade of 20.3 grams of gold per tonne for 4.2 million contained ounces of gold and at a grade of 257.0 grams of silver per tonne for 52.9 million contained ounces of silver. The new inferred resource estimates are 4.1 million tonnes at a grade of 12.4 grams of gold per tonne for 1.6 million contained ounces of gold and at a grade of 171.4 grams of silver per tonne for 22.5 million contained ounces of silver.

The major difference between the 2004 and the 2003 resource calculation is the large increase in the indicated resource category with a corresponding decrease in the inferred resource category as a result of the infill drilling. The specific gravity with more sampling has decreased to 2.48 from 2.55. In addition, further drilling has removed 50 metres from the bottom of the Big Bend zone which was included in last year’s inferred resource. The resources lost were gained back due to several previously unknown parallel veins in the North Zone, the increase in grade of the Big Bend inferred resource when converted to an indicated resource by infill drilling and a lower metal at risk factor. In addition, the mineralization has been extended a further 350 metres north and 150 metres deep in the north based on 2004 drilling. See the Company’s Annual Information Form dated March 31, 2005 for more details of the resource estimate.

Some of the principal development activities carried out in 2004 at Kupol included the moving of the camp and expanding its capacity to house 160 people. Most of the supplies and equipment for the 2004 season were transported 1,800 kilometres overland from Magadan to Kupol during February, March and April of 2004. In addition, roads at site were constructed from the man camp to several locations to provide year round access for vehicles. Geotechnical drilling was also completed for most of the locations where structures are proposed. Environmental studies and permitting activities were continued including public meetings in several cities and villages that could be affected by the Kupol project. Most of the equipment and consumable supplies to be used at site in 2005 for exploration and development were shipped to the port city of Pevek from July through September 2004 and, in December 2004 a winter road was constructed from Pevek to Kupol, approximately 400 kilometres.

In 2003, $35.9 million was spent on the Kupol property consisting of a $12.5 million option payment made in December 2003 and $9.8 million towards an aggressive exploration program that included 21,860 metres of drilling and extensive trenching, metallurgical test work, a site survey, hydrology studies and the collection of environmental baseline information. In addition, approximately $11.3 million was spent relating to initial engineering work as well as on procurement of equipment and supplies for the 2004 exploration and development program.

Refugio Mine
Bema and its joint venture partner, Kinross, are completing a major upgrade of the Refugio Mine facilities which will result in the re-commencement of mining in the second quarter of 2005. During the year, the Company’s 50% share of the Refugio Mine capital expenditures totalled $20 million, excluding $13.6 million (50% share) of capital cost relating to the mobile mining fleet which is being leased.

The major upgrade being carried out at Refugio involves repairing and replacing critical components of the existing infrastructure in order to increase reliability, improve serviceability and provide a safe and efficient work environment. Major capital items include the following:

  upgrades to the crushing, screening and conveying facilities to achieve an average plant throughput rate of 40,000 tonnes per day;
  a 110-kilometre, 110,000 volt power line connecting the Refugio Mine to the Chilean power grid;
  upgrades of the power distribution system;
  upgrades to the fresh water delivery system;
  repairs and upgrades to the processing plant;
  expansion of the heap leach pads; and
  expanded maintenance facilities.

In 2003, the Company’s share of Refugio expenditures totalled $3 million relating to a program of exploration and development drilling to increase the mineable reserves and mine life and as a result improve the economics of the Refugio Mine.

Included under investing activities are $5.5 million of arbitration settlement proceeds from the claim against the Refugio Mine construction contractor that related to repairs and maintenance. The $5.5 million, net of deferred arbitration costs of $975,000, was credited to the carrying value of the Refugio Mine. During 2002, a phase 1 and 2 drill program with a budget of $4.5 million commenced at Refugio on the Verde and Pancho deposit, with the objective of converting resources to reserves and to determine the ultimate size of the Verde deposit which remains open at depth.

Petrex Mines
In 2004, capital expenditures at the Petrex Mines totalled $8.9 million, of which $7.5 million was spent mainly on underground development, shaft equipment and on the metallurgical plant and a further $1.4 million on exploration drilling.

On February 14, 2003, pursuant to an arrangement agreement dated November 1, 2002, the Company completed a business combination (the “Arrangement”) whereby the Company acquired all of the issued and outstanding common shares of EAGC Ventures Corp. (“EAGC”), a then TSX Venture Exchange listed company. As a result, the Company acquired 100% of the Petrex mining properties and related assets beneficially owned by Petrex (Proprietary) Limited (“Petrex”) in South Africa which EAGC had purchased on October 24, 2002. Pursuant to the Arrangement, the Company issued (or made available for issue) 62,854,305 common shares in exchange for all of the outstanding common shares of EAGC, and exchanged 25,361,750 share purchase warrants and 1,250,000 stock options of EAGC for a like number of share purchase warrants and stock options of Bema.

On October 24, 2002, EAGC, through a wholly-owned subsidiary, had acquired from Petra Mining Limited (“Petmin”), a South African gold mining company the shares of which are listed on the JSE Securities Exchange of South Africa, all of the issued and outstanding shares of Petmin’s wholly owned subsidiary, Petrex, for aggregate consideration of $66.7 million. Petrex is a private South African holding company that owns all of the issued and outstanding shares of three active subsidiaries involved in the mining and extraction of gold on the East Rand Basin in Gauteng Province, South Africa.

In order to complete the $66.7 million acquisition of Petrex, EAGC arranged a $35 million loan facility and a working capital facility equal to the rand equivalent of $5 million at draw down from a syndicate of banks led by Standard Bank London Limited (“SBL”). In connection with this facility, EAGC issued share purchase warrants to SBL entitling SBL to acquire 1.5 million common shares of EAGC at a price of Cdn.$1.40 per share until October 24, 2007. Concurrent with the closing of the Petrex acquisition, EAGC closed the sale of 47,023,500 special warrants at a price of Cdn.$1.40 per special warrant for gross proceeds of approximately $42 million. Each special warrant was exercisable into one common share of EAGC and one-half share of a share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share of EAGC at a price of Cdn.$1.90 for a period of five years. Under the terms of the Arrangement, Bema acquired 11.2 million of the EAGC special warrants at a cost of $10 million. On February 4, 2003, Bema arranged the private sale of its 11.2 million EAGC special warrants at a price of Cdn.$2.40 per special warrant for gross proceeds of $16.9 million. The resulting gain on disposal of $6.9 million was credited against the purchase price of the Company’s acquisition of EAGC.

Capital expenditures in 2003 also included $7.6 million spent primarily on mill modifications and main shaft and underground developments at the Petrex Mines.

Julietta Mine
Capital expenditures at the Julietta Mine totalled $8.9 million in 2004, of which $6.5 million was on exploration.

In 2003, approximately $3.8 million of capital expenditures were incurred on the Julietta Mine, of which $2.4 million was on exploration drilling to explore and develop additional reserves beyond those defined in 2002.

During the first quarter of 2002, the Company paid approximately $2.4 million of Julietta Mine construction payables for work completed and costs accrued in 2001. In addition, the Company incurred $2.5 million of capital expenditures on the Julietta Mine, of which $1.3 million related to the ongoing sustaining capital of the mine and $1.2 million related to a 10,100-metre surface drill program.

Acquisition, exploration and development
In 2004, approximately $3.4 million (2003 - $1.5 million) of expenditures were incurred by Puma on the East Pansky property in Russia and $3.3 million (2003 - $4 million) of flow-through expenditures were incurred by Bema on the Monument Bay property in Canada.

In 2002, the Company incurred approximately $1.5 million of flow-through exploration expenditures on the Monument Bay property and expended $618,000 on the East Pansky property from August 2002 onwards, the date in which Bema acquired a controlling interest in Puma.

Investment purchases
On August 26, 2004, Victoria Resource Corporation (“Victoria”) closed a non-brokered private placement with Bema, consisting of 2,424,242 units at Cdn.$1.65 per unit for gross proceeds of Cdn.$4 million. The units consisted of one common share and one half of a share purchase warrant. Each whole warrant is exercisable to acquire one additional common share of Victoria at a price of Cdn.$2.25 for a two year period. Bema currently owns 33% of the issued and outstanding common shares of Victoria.

On May 2, 2003, Victoria completed a brokered private placement consisting of 12 million units at a price of Cdn.$0.10 per unit for gross proceeds of Cdn.$1.2 million. Bema was a participant in the private placement and acquired 3.9 million units of the 12 million units sold. Each unit consisted of one common share and one share purchase warrant. On September 30, 2003, Bema purchased an additional 3.9 million shares of Victoria upon the exercise of the warrants acquired at a price of Cdn.$0.20 per share.

Cerro Casale
In September 2004, Placer Dome Inc. (“Placer”) issued a certificate (Certificate B) under the Cerro Casale project shareholders' agreement indicating it has commenced or is continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the shareholders' agreement. Subject to the terms of the Cerro Casale shareholders' agreement, Placer currently has until December 28, 2005 to arrange such financing. Placer is also advancing discussions on key commercial contracts and long-term marketing off-take arrangements. If Placer elects not to proceed with the project and it is still deemed financeable under the terms of the shareholders agreement, they will relinquish their interest in Cerro Casale. The Cerro Casale project is located in Chile and is a joint venture between Placer (51%), Bema (24%) and Arizona Star Resource Corp. (“Arizona Star”) (25%).

On December 20, 2004, the Company announced that it intended to make an offer to all Arizona Star shareholders to exchange each Arizona Star share for 1.85 common shares of Bema. The offer valued Arizona Star at Cdn.$7.01 per common share based on that day’s closing price and represented a premium of 37.9% based on the weighted average trading share price for both companies for the 20 days ending December 20, 2004. Bema currently owns approximately 5% of the common shares of Arizona Star. Bema’s offer will be made by way of a formal offer and takeover bid circular and remains subject to the terms and conditions thereof.

RISK AND UNCERTAINTIES
Gold price
Bema’s earnings and cash flow from operations are dependent to a large extent on the price of gold as its revenues are derived primarily from gold mining. The spot price of gold is affected by many factors beyond the Company’s control, including demand for gold bullion, central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, changes in political and economic conditions, and the level of global gold production. In order to manage its exposure to fluctuations in the gold and silver price and mainly to satisfy project loan requirements, the Company periodically uses derivative financial instruments including forward contracts and options to mitigate the effect on the Company’s operating results. For 2005, approximately 49% of Bema’s projected production is protected against a decrease in the gold price below $390 per ounce through the use of gold put options. Put options offer downside protection while allowing the Company to participate in any gold price appreciation. Forward sales contracts are based on a fixed gold price and cap the price that will be received for ounces sold forward. In 2005, approximately 73% of Bema’s projected gold production is leveraged to an increase in the gold price above $400 per ounce.

Interest rate risks
The Company has entered into project loan agreements that have a variable rate component that is based on the London Inter Bank Offered Rate (“LIBOR”) plus a fixed rate component. As required by the Julietta project loan agreements, the Company had previously entered into certain interest rate protection contracts for a portion of the principal amount outstanding. The Company did not have any interest rate protection agreements in place as at December 31, 2004 as the Julietta project loans have been fully repaid, except for the IFC C loan in the amount of $1.5 million. The Company has not put in place any interest rate protection agreements with respect to the Petrex project loans or the Kupol bridge loan facility.

Estimates of reserves, mineral deposits and production costs
Mineral reserve and mineral resource estimates, although carefully prepared by Bema or in some instances prepared, reviewed or verified by independent mining experts, are estimates only and no assurance can be given that any particular level of recovery of gold from ore reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral resources and production costs can also be affected by such factors as environmental permitting, regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Ore reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Foreign countries and laws and regulations
Bema’s most important assets are located in Russia, Chile and South Africa. Mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of Bema and may adversely affect its business. The Company’s acquisition of the Petrex Mines in 2003 has provided the Company with increased geographical diversification of its mining operations.

The business of gold mining involves many operational risks and hazards. Operations may be affected in varying degrees by government regulations with respect to restrictions on various areas, including production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Through high operational standards, emphasis on training and continuous improvements, Bema has worked to reduce the mining risks at its mining operations.

Russian corporate law is not extensively developed and is still very much evolving from the former Soviet times. There are corporate law requirements of a technical nature that are not complied with by significant numbers of Russian corporations, which rarely result in action being taken by the authorities. There is a risk, however, of arbitrary action being taken against any of such Russian corporations, including the Company’s Russian subsidiary, OMGC, due to these technical irregularities, and the result of such action could be materially adverse to OMGC and the Company.

Title matters
Only a small number of the mining claims in which Bema has an interest are held under governmental lease or patent. Accordingly, other parties may dispute Bema’s title to its mining and other interests.

While Bema has diligently investigated title to all mineral claims and, to the best of its knowledge, title to all properties is in good standing; this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims (in the case of its properties in North America) and title may be affected by undetected defects. If a title defect does exist, it is possible that Bema and / or its subsidiaries may lose all or part of its interest in properties to which the title defect relates.

The Julietta license confers upon OMGC the right to explore, develop and mine the Julietta deposit and the Julietta license area. As with many Russian mineral properties affected by the transitory nature of the legal system, there are certain issues relating to the Julietta project which may adversely affect OMGC’s interest. OMGC has taken and will continue to take all appropriate steps to protect its interest. Based on the documented support of all levels of the Russian government, including the extension of time for the fulfilment of certain obligations of the Julietta project, management believes that it is unlikely that OMGC’s interest in the project will be negatively impacted.

Exploration and development
The costs and results of its exploration and development programs affect Bema’s profitability. As mines have limited lives based on proven and probable mineral reserves, Bema actively seeks to replace and expand its mineral reserves, primarily through exploration and development of its existing properties, but also through additional drilling at its Julietta Mine, Refugio Mine and Petrex Mines. Although Bema has been successful in the past in expanding its mineral reserves, there can be no assurance that the Company will be successful in the future.

Environmental
The current or future operations of Bema, including development activities, commencement of production on its properties, potential mining and processing operations and exploration activities require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. While the Company has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, there can be no assurance that these laws will not change in the future in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations. To the best of Bema’s knowledge, Bema is operating in compliance with all applicable environmental regulations.

Foreign currency exchange
Bema maintains its accounts in U.S. dollars. Bema’s operations in Russia, Chile and South Africa and, to a certain extent, its head office in Vancouver make it subject to foreign currency fluctuations and such fluctuations may materially affect Bema’s financial position and results. The Company’s operating results and cash flows are affected to a varying degree by changes in the U.S.$ / Canadian dollar exchange rate, the U.S.$ / Russian rouble exchange rate, the U.S.$ / Chilean peso exchange rate and since 2003, the U.S.$ / South African rand exchange rate.

The Company has in the past maintained a substantial amount of its cash in Canadian dollars as most, if not all, of the proceeds from equity financing undertaken by Bema were denominated in Canadian dollars. The Company purchases U.S. dollars only as the need arises in order to fund its exploration and development projects. Corporate expenditures are incurred mainly in Canadian dollars. In Russia, the currency risk is mitigated in that approximately 75% of the gold revenue from the Julietta Mine, the majority of the operating and capital expenditures and the Julietta project loans are denominated in U.S. dollars. In South Africa, as the majority of the Petrex Mines’ operating and capital expenditures are rand denominated, the Company has entered into rand denominated gold put option contracts in order to mitigate currency fluctuations as required under the Petrex project loan agreements. However, as the Company reports in U.S. dollars, any appreciation or devaluation in the South African currency vis-à-vis the U.S. dollar would have a corresponding increase or decrease in reported revenue and costs, and may also result in unrealized foreign exchange gains or losses on the rand denominated monetary assets and liabilities.

NEW ACCOUNTING PRONOUNCEMENTS IN CANADA
Financial instruments other than trade receivables, trade payables and certain other financial liabilities including long term debt must be recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value are recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designated as being “available for sale” securities, where changes in the fair value are recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are transferred to the operations statement. The result of applying this standard is that income from these investments will be reported in the statement of operations as if the assets were accounted for at historical cost.

These new Canadian standards are effective for fiscal years starting on or after October 1, 2006 and can be adopted earlier but only at the beginning of a financial year and only if the company has not already issued interim financial statements that cover part of the year.

Consolidation of Variable Interest Entities (“VIEs”), AcG-15
In June 2003, the CICA issued a new accounting guideline which requires the consolidation of VIEs by the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. Revisions to this guideline were published by the CICA in August 2004 to harmonize with the U.S. VIE accounting standard. A VIE is an entity where (a) its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and (b) it does not meet specified exemption criteria. This guideline is effective for the Company's first quarter commencing January 1, 2005. The Company has determined that it has no VIEs.

Adoption of AcG-15 is a change in accounting policy accounted for in accordance with Section 1506 - Accounting Changes and applied retroactively except that restatement of prior period financial statements is encouraged, but not required.

GOLD FORWARD AND OPTION CONTRACTS
The Company reduced the number of outstanding gold forward and contingent forward sales contracts by 92,325 ounces in 2004. The Company intends to deliver into all of the outstanding Julietta Mine forward sales contracts on the designated maturity dates out to 2006.

The Company has entered into gold forward and / or silver option contracts, maturing in the following years, to protect against a decline in future metal prices:

		2005		2006		2007	2008-2012

Gold
Forward contracts (ounces)		38,550		43,350		–	–
Average price per ounce		$341		$319		$–	$–

Dollar denominated -
Put options purchased
$290 strike price (ounces)		26,364		23,790		21,342	38,646
$390 to $422 strike price (ounces)						68,000	38,500
		49,000		68,000

Rand (“ZAR”) denominated –
Put options purchased (ounces)		103,914		–		–	–
Average price per ounce (ZAR)		3,100		–		–	–
Average price per ounce (U.S.) *		$552		$–		$–	$–

Call options sold (ounces)		57,000		59,000		59,000	33,000
Average price per ounce		$467		$464		$464	$466

Contingent forwards (maximum)
$320 strike price (ounces)		10,000		–		–	–
$350 strike price (ounces)		34,500		36,000		36,000	132,000

Silver
Forward contracts (ounces)		$200,000		$–		$–	$–
Average price per ounce	$		$			$–	$–
		$6.23		$–	$

Put options purchased (ounces)		$600,000		$600,000		$–	$–
Average price per ounce	$		$			$–	$–
		$6.34		$6.34

Call options sold (ounces)		$600,000		$600,000		–	$–
Average price per ounce	$		$			$–	$–
		$7.65		$7.65
  Based on an exchange rate of 5.6153 rand to one U.S. dollar, being the closing rate at December 31, 2004.

The Company’s entire committed gold contracts represent approximately 3% of the Company’s estimated reserves and measured and indicated resources and approximately 2.5% if inferred resources are included.

The mark-to-market value of the Company’s off-balance sheet derivative contracts as at December 31, 2004 was approximately negative $2.2 million.

OUTLOOK
The year ahead looks to be one of the most exciting in the Company’s history.

The Company’s gold production in 2005 is projected at 309,000 ounces at an estimated operating cash cost of $295 per ounce (x) and a total cash cost of $312 per ounce (x), which would represent a 35% increase over the 2004 gold production and a 6% decrease in the 2004 operating cash cost per ounce. The main reason for the increase in production is the recommencement of operations at the Refugio Mine and an estimated 18% increase in gold production at the Petrex Mines.

In 2005, the Julietta Mine is projected to produce approximately 86,000 ounces of gold at an operating cash cost of $190 per ounce and a total cash cost of $241 per ounce (y) whereas the Petrex Mines are projected to produce 173,000 ounces of gold at a total cash cost of $398 per ounce ($347 per ounce net of expected gains from rand denominated gold put options) (z).

The emphasis at Petrex during 2005 will be to increase the level of Petrex day-to-day management and supervision over the underground mining contractors, to continue with exploration and development work to develop additional higher grade resources both underground and near surface and to continue to strictly enforce mining and safety regulations.

In the second quarter of 2005, the Company’s 50% owned Refugio Mine is expected to recommence production after being placed on care and maintenance in June 2001 due to low gold prices and the requirement for additional capital expenditures. On November 26, 2003, the Company and its joint venture partner in Chile approved the recommencement of gold operations at the Refugio Mine. The decision was based on a successful extensive drilling program that resulted in ore reserves sufficient for a mine life in excess of nine years. The combination of improved gold prices and expanded reserves has resulted in robust economics for the Refugio Mine.

The start-up of the crushing facilities at Refugio is expected to commence on May 1, 2005. The Company’s share of Refugio Mine gold production is projected to approximate 50,000 ounces of gold at an operating cost per ounce of $298 for the remainder of the year. A two month ramp-up period is projected prior to reaching full capacity of 40,000 tonnes per day which would account for the higher operating cost per ounce than that of the life-of-mine projections. In full production, the Refugio Mine is projected to produce approximately 250,000 ounces of gold annually (100%) at a total cash cost of $250 per ounce over a minimum 9-year mine life.

In 2006, Bema’s consolidated gold production is projected to increase further and operating costs to decline as the Refugio Mine records a full year of production.

At Kupol, the majority of supplies for the 2005 exploration and development work have been shipped to the seaports of Pavek and Magadan, and mobilization of that material to site along winter roads is underway. The 2005 Kupol development program has commenced and the Company has received permits for preliminary construction which includes roads and site earth works. In addition, a 45,000 metre drill program is planned to further infill drill the resource and continue exploration drilling to further test the ultimate potential of the Kupol deposit.

A final feasibility study is scheduled to be completed by May 2005. Assuming a positive production decision and scheduled completion of construction financing and production permitting, the Company’s preliminary schedule is to complete construction of the Kupol mine by mid-2008. Based on the successful exploration results to date, management believes that the Kupol deposit will become a large high-grade gold and silver producer, subject to completion of a feasibility study, permitting and financing. The Company is currently in negotiations with international banks with respect to the Kupol project loan and expects to be able to finalize the project debt financing and start to construct the Kupol mine shortly after the completion of the feasibility study.

Before the end of 2005, Placer is expected to make a decision whether to finance and begin construction of a mine at Cerro Casale or return its 51% interest in Cerro Casale to the Company and Arizona Star. Management remains confident that Cerro Casale will be financed and developed. Bema’s share of projected production would be approximately 234,000 ounces of gold per year for 18 years.

The Company will be required to obtain additional financing during the year in order to meet all of its exploration and development objectives in 2005. The Company’s goal is to continue to increase annual gold production to over one million ounces from development of its existing assets.

(x) Based on 6.5 rand to one U.S. dollar, a $400 per ounce spot gold price and the inclusion of any potential gains from the 2005 rand gold put option program.
(y) Net of silver credits assuming a $6.50 per ounce silver spot price
(z) Based on 6.5 rand to one U.S. dollar and a $400 per ounce gold price

Outstanding Share Data
As at March 30, 2005, there were 400,503,569 common shares outstanding. In addition, there were outstanding 16,426,374 director and employee stock options with exercise prices ranging from Cdn.$0.31 to Cdn.$5.39 per share. Share purchase warrants outstanding totalled 25,286,650 exercisable at prices ranging from Cdn.$1.40 to Cdn.$1.90 per share and expiring in October 2007. Convertible Notes due in 2011 are convertible into 15,008,576 common shares of the Company. More information on the Convertible Notes and the terms of their conversion are set out in Note 9 of the Notes to the Consolidated Financial Statements.

Non- GAAP Measures
Total cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of financial performance prepared in accordance with GAAP.

	2004	2003	2002
Operating costs per financial statements	$85,365	$69,110	$18,519
Inventory sales adjustment	199	817	161
Cash production costs	$85,564	$69,927	$18,680
Gold production (in ounces)	229,545	250,315	117,319
Total cash cost per ounce of gold production	$373	$279	$159

Total cash cost per ounce data are calculated in accordance with the Gold Institute Production Standard. Cash cost per ounce is derived from amounts included in the Statements of Operations and include mine site operating costs such as mining, processing, administration, smelting, refining, transportation costs, royalties and production taxes less silver by-product credits.

This management’s discussion and analysis includes forward looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.